SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                 Information furnished as at November 16, 1999






                       Intertek Testing Services Limited






                                  (REGISTRANT)


                                 25 Savile Row
                                London, W1X 1AA
                                    England
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


                          Form 20-F/X/       Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934)

                                Yes          No/X/

                Schedule of Information contained in this report

Intertek Testing Services Limited financial statements for the nine months to September 30, 1999


                                  Pages 1-49

INTERTEK TESTING SERVICES LIMITED

GENERAL

BUSINESS DESCRIPTION

Intertek Testing Services Limited (the "Company") and its subsidiaries (collectively "ITS") is a leading international group engaged in the testing, inspection and certification of manufactured goods and commodities. At September 30, 1999, ITS had 239 testing laboratories and 476 inspection offices in 85 countries.

ITS is comprised of five operating divisions, each focusing on the testing, inspection and certification of manufactured goods and commodities. A description of each of the divisions is given below. In this report, the divisions are described by the well established trade names under which they operate. The Environmental Testing division ("Environmental"), which focused on the analysis of water, soil and air samples for toxic substances, was discontinued in August 1998.

CALEB BRETT provides independent verification of the quantity and quality of crude oil, petroleum products and chemicals and, to a lesser extent, agricultural produce. It is a joint leader in the market for testing and inspecting petroleum and chemicals.

ETL SEMKO tests and certifies electrical and electronic products, building products, heating and ventilation and air conditioning equipment to ensure they meet with applicable safety and performance standards. ETL SEMKO also certifies the quality of management systems to standards such as ISO 9000. This division was previously known as Conformity Assessment. The name, ETL SEMKO, represents the combined trade names of ETL in North America and SEMKO in Sweden.

LABTEST is one of the largest international providers of testing and inspection services of textiles, toys, household goods and other consumer products. This division was previously referred to as Consumer Goods. Labtest is the trade name under which the division has operated for many years.

FOREIGN TRADE STANDARDS ("FTS") provides inspection and testing services to government standards organisations to ensure that imports of specified products meet their safety and other national standards. FTS also provides independent pre-shipment inspection services to the governments of developing countries to assist them in the enforcement of customs duties and exchange controls.

BONDAR CLEGG provides a laboratory testing service of minerals exploration samples and samples from producing mines, principally of gold but also of copper, zinc and other minerals. This division was previously referred to as Minerals. Bondar Clegg is the trade name of the division.

RESULTS OF OPERATIONS

The following tables show for the nine months to September 30, 1998 ("9M 98"), the nine months to September 30, 1999 ("9M 99"), the three months to September 30, 1998 ("Q3 98") and the three months to September 30, 1999 ("Q3 99"), revenues and operating income by the major divisions of ITS, as well as revenues by geographic area, expressed in thousands of pounds sterling ("L000"), except for percentages. Geographic area relates to the area where each ITS operation is located, not the location of our clients. Overhead costs for the central head office and non-operating holding companies are allocated to operating divisions in proportion to their share of total revenues.


                                                         9M 98             9M 99
                                                          L000              L000
REVENUES BY DIVISION
 Caleb Brett                                            90,213           100,820
 ETL SEMKO                                              64,124            65,787
 Labtest                                                46,241            56,961
 Foreign Trade Standards                                47,063            37,386
 Bondar Clegg                                           13,026             8,565
                                                --------------    --------------
 CONTINUING OPERATIONS                                 260,667           269,519
 Discontinued operation                                  5,517                 -
                                                --------------    --------------
 TOTAL                                                 266,184           269,519
                                                ==============    ==============
OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL
 ITEMS
 Caleb Brett                                             8,826             9,318
 ETL SEMKO                                               7,705             8,421
 Labtest                                                11,713            15,484
 Foreign Trade Standards                                 4,553             2,275
 Bondar Clegg                                              359            (1,977)
                                                --------------    --------------
 CONTINUING OPERATIONS                                  33,156            33,521
 Discontinued operation                                 (2,463)                -
                                                --------------    --------------
 TOTAL                                                  30,693            33,521
                                                ==============    ==============
REVENUES BY GEOGRAPHIC AREA
 Americas                                              111,342           111,711
 Europe, Africa and Middle East                         92,594            89,475
 Asia and Far East                                      56,731            68,333
                                                --------------    --------------
 CONTINUING OPERATIONS                                 260,667           269,519
 Discontinued operation                                  5,517                 -
                                                --------------    --------------
 TOTAL                                                 266,184           269,519
                                                ==============    ==============
TOTAL REVENUES                                         266,184           269,519
Operating costs                                       (250,122)         (228,255)
Share of operating (loss)/profit from
 associates                                               (821)              242
                                                --------------    --------------
OPERATING INCOME                                        15,241            41,506
                                                ==============    ==============
--------------------------------------------------------------------------------
OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL
 ITEMS
Continuing operations                                   33,156            33,521
Discontinued operation                                  (2,463)                -
                                                --------------    --------------
                                                        30,693            33,521
EXCEPTIONAL ITEMS (CHARGED)/CREDITED TO
 OPERATING INCOME
Continuing operations                                  (11,452)           10,860
Discontinued operation                                  (4,000)           (2,875)
                                                --------------    --------------
OPERATING INCOME AFTER EXCEPTIONAL ITEMS                15,241            41,506
--------------------------------------------------------------------------------


RESULTS OF OPERATIONS


                                                         Q3 98             Q3 99
                                                          L000              L000
REVENUES BY DIVISION
 Caleb Brett                                            32,455            36,158
 ETL SEMKO                                              21,653            22,111
 Labtest                                                16,193            19,732
 Foreign Trade Standards                                16,828             9,860
 Bondar Clegg                                            4,053             2,934
                                                --------------    --------------
 CONTINUING OPERATIONS                                  91,182            90,795
 Discontinued operation                                    817                 -
                                                --------------    --------------
 TOTAL                                                  91,999            90,795
                                                ==============    ==============
OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL
 ITEMS
 Caleb Brett                                             2,350             3,278
 ETL SEMKO                                               2,271             2,553
 Labtest                                                 4,069             5,118
 Foreign Trade Standards                                 1,563              (362)
 Bondar Clegg                                             (102)             (655)
                                                --------------    --------------
 CONTINUING OPERATIONS                                  10,151             9,932
 Discontinued operation                                   (712)                -
                                                --------------    --------------
 TOTAL                                                   9,439             9,932
                                                ==============    ==============
REVENUES BY GEOGRAPHIC AREA
 Americas                                               37,995            38,185
 Europe, Africa and Middle East                         32,834            28,414
 Asia and Far East                                      20,353            24,196
                                                --------------    --------------
 CONTINUING OPERATIONS                                  91,182            90,795
 Discontinued operation                                    817                 -
                                                --------------    --------------
 TOTAL                                                  91,999            90,795
                                                ==============    ==============
TOTAL REVENUES                                          91,999            90,795
Operating costs                                        (84,511)          (80,514)
Share of operating (loss)/profit from
 associates                                               (167)               16
                                                --------------    --------------
OPERATING INCOME                                         7,321            10,297
                                                ==============    ==============
--------------------------------------------------------------------------------
OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL
 ITEMS
Continuing operations                                   10,151             9,932
Discontinued operation                                    (712)                -
                                                --------------    --------------
                                                         9,439             9,932
EXCEPTIONAL ITEMS (CHARGED)/CREDITED TO
 OPERATING INCOME
Continuing operations                                   (5,510)            3,240
Discontinued operation                                   3,392            (2,875)
                                                --------------    --------------
OPERATING INCOME AFTER EXCEPTIONAL ITEMS                 7,321            10,297
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS AT COMPARABLE EXCHANGE RATES

Although for the purposes of reporting obligations, the financial statements of ITS are reported in pounds sterling ("GBP" or "L"), over 50% of ITS' revenues are denominated in U.S. dollars or currencies linked to the U.S. dollar, such as the Hong Kong dollar. ITS' borrowings, interest payments and debt repayments are also denominated mainly in U.S. dollars and Hong Kong dollars. Each of ITS' 152 subsidiaries worldwide prepares financial statements in the currency most appropriate to its business, usually the currency of the country in which such subsidiary is domiciled. Where material transaction exposure from currency rate movements exists, appropriate forward foreign exchange contracts are undertaken to minimise this exposure. A translation exposure exists to the extent that the consolidated financial statements of ITS are shown in GBP. It is not ITS' policy to hedge this exposure.

The results of overseas operations are translated into GBP at the cumulative average exchange rates for the period. Therefore, the comparison of ITS' results between periods can be affected by fluctuations in exchange rates which are unrelated to the underlying operational performance of its businesses. The following table sets forth, for the periods indicated, the growth rates of revenues and operating income of ITS' main business divisions at actual exchange rates for the period and at prior year ("comparable") exchange rates for the period.


GROWTH RATES AT ACTUAL AND COMPARABLE EXCHANGE RATES


                                       9M 98                              9M 99                            % GROWTH
                                      Lm                %                Lm                %           Actual       Comparable
                           -------------    -------------     -------------    -------------    -------------    -------------
REVENUES

Caleb Brett                         90.2               34             100.8               37             11.8             11.4
ETL SEMKO                           64.1               24              65.8               24              2.7              1.1
Labtest                             46.3               17              57.0               21             23.1             22.0
Foreign Trade Standards             47.1               18              37.4               15            (20.6)           (22.3)
Bondar Clegg                        13.0                5               8.5                3            (34.6)           (30.8)
                           -------------    -------------     -------------    -------------    -------------    -------------
CONTINUING OPERATIONS              260.7               98             269.5              100              3.4              2.5
Discontinued operation               5.5                2                 -                -           (100.0)          (100.0)
                           -------------    -------------     -------------    -------------    -------------    -------------
TOTAL                              266.2              100             269.5              100              1.2              0.4
                           =============    =============     =============    =============    =============    =============

OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS

Caleb Brett                          8.8               29               9.3               28              5.7              5.7
ETL SEMKO                            7.7               25               8.4               25              9.1              7.8
Labtest                             11.7               38              15.5               46             32.5             29.9
Foreign Trade Standards              4.6               15               2.3                7            (50.0)           (54.3)
Bondar Clegg                         0.4                1              (2.0)              (6)          (600.0)          (575.0)
                           -------------    -------------     -------------    -------------    -------------    -------------
CONTINUING OPERATIONS               33.2              108              33.5              100              0.9             (0.6)
Discontinued operation              (2.5)              (8)                -                -           (100.0)          (100.0)
                           -------------    -------------     -------------    -------------    -------------    -------------
TOTAL                               30.7              100              33.5              100              9.1              7.5
                           =============    =============     =============    =============    =============    =============



The Actual percentage growth represents the percentage increase or decrease of one period over the prior period where each period is translated into GBP at the cumulative average exchange rates applicable to each of those periods.

The Comparable percentage growth represents the percentage increase or decrease of one period over the prior period where both periods are translated into GBP at the cumulative average exchange rates applicable to the earlier of the two periods.

GROWTH RATES AT ACTUAL AND COMPARABLE EXCHANGE RATES

                                         Q3 98                             Q3 99                           % GROWTH
                                      Lm                %                Lm                %           Actual       Comparable
                           -------------    -------------     -------------    -------------    -------------    -------------
Revenues

Caleb Brett                         32.5               35              36.2               40             11.4              9.5
ETL SEMKO                           21.7               24              22.1               24              1.8             (0.9)
Labtest                             16.2               18              19.7               22             21.6             20.4
Foreign Trade Standards             16.8               18               9.9               11            (41.1)           (43.5)
Bondar Clegg                         4.0                4               2.9                3            (27.5)           (25.0)
                           -------------    -------------     -------------    -------------    -------------    -------------
CONTINUING OPERATIONS               91.2               99              90.8              100             (0.4)            (2.3)
Discontinued operation               0.8                1                 -                -           (100.0)          (100.0)
                           -------------    -------------     -------------    -------------    -------------    -------------
TOTAL                               92.0              100              90.8              100             (1.3)            (3.2)
                           =============    =============     =============    =============    =============    =============

OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS

Caleb Brett                          2.4               25               3.3               33             37.5             33.3
ETL SEMKO                            2.2               23               2.6               26             18.2             13.6
Labtest                              4.0               43               5.1               52             27.5             22.5
Foreign Trade Standards              1.6               17              (0.4)              (4)          (125.0)          (125.0)
Bondar Clegg                        (0.1)              (1)             (0.7)              (7)          (600.0)          (500.0)
                           -------------    -------------     -------------    -------------    -------------    -------------
CONTINUING OPERATIONS               10.1              107               9.9              100             (2.0)            (5.0)
Discontinued operation              (0.7)              (7)                -                -           (100.0)          (100.0)
                           -------------    -------------     -------------    -------------    -------------    -------------
TOTAL                                9.4              100               9.9              100              5.3              2.1
                           =============    =============     =============    =============    =============    =============



The Actual percentage growth represents the percentage increase or decrease of one period over the prior period where each period is translated into GBP at the cumulative average exchange rates applicable to each of those periods.

The Comparable percentage growth represents the percentage increase or decrease of one period over the prior period where both periods are translated into GBP at the cumulative average exchange rates applicable to the earlier of the two periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING AND FINANCIAL REVIEW

A discussion of ITS' financial condition and results of operations for Q3 98 compared to Q3 99 and 9M 98 compared to 9M 99 is given below, followed by a detailed review of the performance of each division.


REVENUES


                                             Q3 98           Q3 99          GROWTH           9M 98            9M 99          GROWTH
                                                Lm              Lm              Lm              Lm               Lm              Lm
                                      ------------    ------------    ------------    ------------     ------------    ------------
CONTINUING OPERATIONS                         91.2            90.8            (0.4)          260.7            269.5             8.8
Actual growth %                                                               (0.4)                                             3.4
Comparable growth %                                                           (2.3)                                             2.5
                                      ------------    ------------    ------------    ------------     ------------    ------------



Revenues in Q3 99 and 9M 99 were impacted by the termination of the Nigerian inspection programmes on March 31, 1999. This accounted for a decrease in revenues of L7.8 million in Q3 99 compared to Q3 98 and L11.8 million in 9M 99 compared to 9M 98. Excluding Nigeria, revenues increased L7.4 million in Q3 99 compared to Q3 98 and L20.6 million in 9M 99 compared to 9M 98. At actual exchange rates, revenues in Caleb Brett, ETL SEMKO and Labtest increased in Q3 99 and 9M 99 compared to the same periods in 1998, while revenues in FTS and Bondar Clegg decreased in Q3 99 and 9M 99 compared to the same periods in 1998. These changes are explained in the detailed review of the performance in each division which follows.

The Environmental Testing division was sold in August 1998, and its revenues of L0.8 million for Q3 98 and L5.5 million for 9M 98 are excluded from the above table.


REVENUES BY GEOGRAPHIC AREA


                                             Q3 98           Q3 99          GROWTH           9M 98            9M 99          GROWTH
                                                Lm              Lm              Lm              Lm               Lm              Lm
                                      ------------    ------------    ------------    ------------     ------------    ------------
Americas                                      38.0            38.2             0.2           111.4            111.7             0.3
Europe, Africa and Middle East                32.8            28.4            (4.4)           92.6             89.5            (3.1)
Asia and Far East                             20.4            24.2             3.8            56.7             68.3            11.6
                                      ------------    ------------    ------------    ------------     ------------    ------------
TOTAL CONTINUING OPERATIONS                   91.2            90.8            (0.4)          260.7            269.5             8.8
                                      ============    ============    ============    ============     ============    ============



The decrease in revenues in Q3 99 compared to Q3 98 and 9M 99 compared to 9M 98 in the Europe, Africa and Middle East region is due to the cessation of the Nigerian inspection programmes. The Labtest division that is predominantly based in Asia and the Far East is largely responsible for the growth in revenues in that region. Growth in revenues in the Americas has been reduced by the decline in the Bondar Clegg division which principally operates in this region.


OPERATING COSTS BEFORE EXCEPTIONAL ITEMS


                                             Q3 98           Q3 99          GROWTH           9M 98            9M 99          GROWTH
                                                Lm              Lm              Lm              Lm               Lm              Lm
                                      ------------    ------------    ------------    ------------     ------------    ------------
CONTINUING OPERATIONS                         81.1            80.9            (0.2)          227.5            236.0             8.5
Actual growth %                                                               (0.2)                                             3.7
Comparable growth %                                                           (2.0)                                             3.0
                                      ------------    ------------    ------------    ------------     ------------    ------------



The cost reduction programme in Bondar Clegg continued, and restructuring costs of approximately L0.7 million were incurred in 9M 99, of which L0.3 million was incurred in Q3 99. Several new laboratories were opened in 9M 99, mainly in Labtest, and start up costs have been incurred in advance of revenues being generated. In Caleb Brett, additional costs have been incurred in 9M 99 to integrate acquisitions made in 1998 and 1999 into the ITS group.

OPERATING INCOME BEFORE EXCEPTIONAL ITEMS


                                             Q3 98           Q3 99          GROWTH           9M 98            9M 99          GROWTH
                                                Lm              Lm              Lm              Lm               Lm              Lm
                                      ------------    ------------    ------------    ------------     ------------    ------------
CONTINUING OPERATIONS                         10.1            9.9             (0.2)           33.2             33.5             0.3
Actual growth %                                                               (2.0)                                             0.9
Comparable growth %                                                           (5.0)                                            (0.6)
Operating margin %                            11.1            10.9            (0.2)           12.7             12.4            (0.3)
                                      ------------    ------------    ------------    ------------     ------------    ------------



Operating income growth in Q3 99 and 9M 99 has been reduced by the loss of the Nigerian inspection programmes in FTS and Caleb Brett and a decline of the Bondar Clegg division due to the decline in the demand for gold testing. Excluding the impact of the loss of operating income from Nigeria, growth in operating income at actual exchange rates was L2.5 million in Q3 99 over Q3 98 and L3.6 million in 9M 99 over 9M 98.

The discontinued Environmental Testing division generated operating losses of L0.7 million in Q3 98 and L2.5 million in 9M 98. These losses are excluded from the above table.


EXCEPTIONAL INCOME/(COSTS)

OPERATING EXCEPTIONAL ITEMS


                                                        Q3 98         Q3 99        GROWTH         9M 98         9M 99        GROWTH
                                                           Lm            Lm            Lm            Lm            Lm            Lm
                                                   ----------    ----------    ----------    ----------    ----------    ----------
FTS
Provision against Nigerian invoices                      (5.2)            -           5.2         (14.7)         (7.4)          7.3
Payments from Nigerian government                           -           3.4           3.4           4.7          19.4          14.7
                                                   ----------    ----------    ----------    ----------    ----------    ----------
Sub total                                                (5.2)          3.4           8.6         (10.0)         12.0          22.0
Restructuring costs                                         -          (0.1)         (0.1)            -          (2.2)         (2.2)
                                                   ----------    ----------    ----------    ----------    ----------    ----------
                                                         (5.2)          3.3           8.5         (10.0)          9.8          19.8
                                                   ----------    ----------    ----------    ----------    ----------    ----------
CALEB BRETT
Provision against Nigerian invoices                      (0.3)            -           0.3          (1.5)         (0.4)          1.1
Payments from Nigerian government                           -             -             -             -           1.5           1.5
                                                   ----------    ----------    ----------    ----------    ----------    ----------
                                                         (0.3)            -           0.3          (1.5)          1.1           2.6
                                                   ----------    ----------    ----------    ----------    ----------    ----------

DISCONTINUED OPERATION                                    3.4          (2.9)         (6.3)         (4.0)         (2.9)          1.1
                                                   ----------    ----------    ----------    ----------    ----------    ----------

TOTAL (COSTS)/INCOME                                     (2.1)          0.4           2.5         (15.5)          8.0          23.5
                                                   ==========    ==========    ==========    ==========    ==========    ==========



In April 1997, due to the irregular nature at that time of the payments received from the Nigerian Government for the inspection programmes in the FTS division, ITS adopted a policy of making full provision against all unpaid invoices relating to this client, and income is now recognised once payments are received. The amount of invoices raised, provisions established and payments received by FTS and Caleb Brett in each of the periods under review are set out above.

L3.4 million was received from the Nigerian Government in Q3 99 bringing the total payments received in 9M 99 to L20.9 million. Due to the size of the debt outstanding at December 31, 1998, ITS collected payments from exporters for inspections carried out during Q1 99. These payments which amounted to L4.7 million, are held as advance payments in the balance sheet and will be repaid to exporters when the Nigerian Government pays ITS in respect of the shipments concerned. Net of exporter receipts, the remaining debt amounts to L8.5 million for invoices raised since September 1998.

Following the termination of the inspection programmes in Nigeria, the FTS division was restructured at a cost of L0.1 million in Q3 99 and L2.2 million in 9M 99.

Although the Environmental division was discontinued in August 1998, as discussed on page 15, the EPA investigation is ongoing. A provision of L2.9 million was made in Q3 99 for legal fees and the cost of the Dallas facility.

NON-OPERATING EXCEPTIONAL ITEMS


                                                        Q3 98         Q3 99        GROWTH         9M 98         9M 99        GROWTH
                                                           Lm            Lm            Lm            Lm            Lm            Lm
                                                   ----------    ----------    ----------    ----------    ----------    ----------
ETL SEMKO
Proceeds from disposals                                     -           0.2           0.2             -           3.7           3.7
Less net assets                                             -          (0.1)         (0.1)            -          (0.1)         (0.1)
Less attributable goodwill                                  -             -             -             -          (1.1)         (1.1)
                                                   ----------    ----------    ----------    ----------    ----------    ----------
Total                                                       -           0.1           0.1             -           2.5           2.5
DISCONTINUED OPERATION                                      -             -             -          (2.5)            -           2.5
                                                   ----------    ----------    ----------    ----------    ----------    ----------
TOTAL NON-OPERATING EXCEPTIONAL ITEMS                       -           0.1           0.1          (2.5)          2.5           5.0
                                                   ==========    ==========    ==========    ==========    ==========    ==========



In Q1 99, ETL SEMKO disposed of a non-core activity in the U.S. for a net consideration of L3.3 million. After deducting goodwill of L1.1 million, this disposal generated an exceptional credit of L2.2 million in Q1 99. The disposal proceeds of L3.3 million were used to prepay ITS' Senior Term A Loan in June 1999.

In Q2 99, ETL SEMKO sold 51% of its Quality Management business in Sweden for L0.2 million. This generated an exceptional credit of L0.2 million. The disposal proceeds of L0.2 million will be used to prepay ITS' Senior Term A Loan in December 1999.

In Q3 99, ETL SEMKO sold 20% of its interest in a testing and certification facility in the U.K. for a net consideration of L0.2 million. This generated an exceptional credit of L0.1 million which will be used to prepay ITS' Senior Term A Loan in December 1999.


NET INTEREST EXPENSE


                                                        Q3 98         Q3 99        GROWTH         9M 98         9M 99        GROWTH
                                                           Lm            Lm            Lm            Lm            Lm            Lm
                                                   ----------    ----------    ----------    ----------    ----------    ----------
CONTINUING OPERATIONS                                     7.9           8.1           0.2          23.4          24.3           0.9
Actual growth %                                                                       2.5                                       3.8
                                                   ----------    ----------    ----------    ----------    ----------    ----------



The increase in net interest expense in 9M 99 compared to 9M 98 is due to the accumulation of capitalised interest on the Parent Subordinated PIK Debentures and interest on loans originating in certain companies acquired in 1998, offset by a reduction in interest on the Senior Term A Loans caused by the repayment of principal.


INCOME TAXES


                                                        Q3 98         Q3 99        GROWTH         9M 98         9M 99        GROWTH
                                                           Lm            Lm            Lm            Lm            Lm            Lm
                                                   ----------    ----------    ----------    ----------    ----------    ----------
INCOME TAX CHARGE                                         1.6           0.1          (1.5)          4.3           5.4           1.1
                                                   ----------    ----------    ----------    ----------    ----------    ----------



The tax charges for Q3 98, 9M 98, Q3 99 and 9M 99 were calculated by applying to those periods the estimated tax rate for the full year concerned before adjusting for exceptional items. Exceptional items have been tax effected as appropriate. The actual tax rate for the full year 1998 was 69% and the estimated tax rate for the full year 1999 is 58%.

OPERATING AND FINANCIAL REVIEW BY DIVISION

A discussion of the performance of each of the operating divisions for Q3 98 compared to Q3 99 and 9M 98 compared to 9M 99 is given below. The operating income by division given below is before exceptional items.


CALEB BRETT


OPERATING RESULTS                                       Q3 98         Q3 99        GROWTH         9M 98         9M 99        GROWTH
                                                           Lm            Lm            Lm            Lm            Lm            Lm
                                                   ----------    ----------    ----------    ----------    ----------    ----------
REVENUES                                                 32.5          36.2           3.4          90.2         100.8          10.6
Actual growth %                                                                      11.4                                      11.8
Comparable growth %                                                                   9.5                                      11.4

OPERATING INCOME                                          2.4           3.3           0.9           8.8           9.3           0.5
Actual growth %                                                                      37.5                                       5.7
Comparable growth %                                                                  33.3                                       5.7
Operating margin %                                        7.4           9.1           1.7           9.8           9.2          (0.6)
                                                   ----------    ----------    ----------    ----------    ----------    ----------




Revenues and operating income in Q3 99 and 9M 99 increased over the same periods in 1998. The increase in 9M 99 over 9M 98 was partly due to the acquisitions made during the latter part of 1998 which accounted for approximately L6.0 million of the increase in 9M 99 over 9M 98.

The cancellation of an oil export monitoring scheme by the Nigerian Government on March 31, 1999 resulted in the loss of revenues and operating income in Q3 99 and 9M 99. However, this has been partly offset by the revenues and operating income from a new agricultural inspection contract with the European Union which commenced in March 1999.

Operating income in the Asia Pacific region improved in Q3 99 compared to Q2 99 and increased over Q3 98, however this region continued to suffer from difficult trading conditions in a number of countries. These include the ongoing Chinese crude oil embargo on transhipments from Hong Kong, adverse weather conditions in Australia which resulted in the dry docking of a major offshore oil platform, and severe price competition in certain countries. The other regions continued to report steady growth in operating income in Q3 99 compared to Q3 98.


ETL SEMKO


OPERATING RESULTS                                       Q3 98         Q3 99        GROWTH         9M 98         9M 99        GROWTH
                                                           Lm            Lm            Lm            Lm            Lm            Lm
                                                   ----------    ----------    ----------    ----------    ----------    ----------
REVENUES                                                 21.7          22.1           0.4          64.1          65.8           1.7
Actual growth %                                                                       1.8                                       2.7
Comparable growth %                                                                  (0.9)                                      1.1

OPERATING INCOME                                          2.2           2.6           0.4           7.7           8.4           0.7
Actual growth %                                                                      18.2                                       9.1
Comparable growth %                                                                  13.6                                       7.8
Operating margin %                                       10.1          11.8           1.7          12.0          12.8           0.8
                                                   ----------    ----------    ----------    ----------    ----------    ----------



In Q2 99, the Quality Management businesses (primarily ISO 9000) owned 100% by ITS in Sweden and 51% in Germany were sold to a company in Germany in which ITS has a 49% share. The change in management control resulting from this transaction has led to a change in the accounting treatment of these businesses. Prior to Q2 99, the revenues and operating income from these businesses were included within the ITS Group revenues and operating income. From Q2 99 onwards, revenues are excluded from the group revenues and ITS' share of the operating income is reported as income from associates. Because of this change in accounting, revenues in Europe are L1.7 million lower in Q3 99 compared to Q3 98 and L3.1 million lower in 9M 99 compared to 9M 98. In addition, the disposal of the Compliance Engineering magazine business in Q1 99 has resulted in reduced revenues in both Europe and the United States in Q3 99 and 9M 99 compared to Q3 98 and 9M 98. Despite these changes, at actual exchange rates, ETL SEMKO reported increased revenues and operating income in Q3 99 compared to Q3 98 and 9M 99 compared to 9M 98. This is attributable to increased conformity assessment testing in the telecom and building materials markets in the U.S. and increasing business in Europe and Asia. The following acquisitions have also contributed to growth in 9M 99 over 9M 98.

In Q1 99, ITS bought the remaining 50% share of GS3, the semi-conductor business in the U.S., from its joint venture partner at a cost of L0.6 million. This acquisition has contributed to the growth in 9M 99 over 9M 98. The new electrical testing facility which opened in Taiwan in Q1 99 has been fully accredited in that country to carry out electrical safety and electro magnetic compatibility work and has performed in line with management's expectations. However, disruption to industry caused by the recent earthquake in Taiwan may reduce testing work for the rest of the year.

In Q2 99, ITS completed the acquisition of a new business in Germany at cost of L0.5 million. In Q3 99, ETL SEMKO completed the acquisition of the electrotechnical safety and electro magnetic compatibility testing business of ERA Technology Ltd in the U.K. for a net consideration of L1.4 million. The acquisition was carried out in conjunction with the British Electrotechnical Approvals Board ("BEAB"), which is a consumer product safety certification body in the U.K. The new business has been merged with ITS' existing electrotechnical, gas and electro magnetic compatibility testing business in the U.K. to create a market-leading testing and certification facility in the U.K. BEAB has a 20% stake in this U.K. business.


LABTEST


OPERATING RESULTS                                       Q3 98         Q3 99        GROWTH         9M 98         9M 99        GROWTH
                                                           Lm            Lm            Lm            Lm            Lm            Lm
                                                   ----------    ----------    ----------    ----------    ----------    ----------
REVENUES                                                 16.2          19.7           3.5          46.3          57.0          10.7
Actual growth %                                                                      21.6                                      23.1
Comparable growth %                                                                  20.4                                      22.0

OPERATING INCOME                                          4.0           5.1           1.1          11.7          15.5           3.8
Actual growth %                                                                      27.5                                      32.5
Comparable growth %                                                                  22.5                                      29.9
Operating margin %                                       24.7          25.9           1.2          25.3          27.2           1.9
                                                   ----------    ----------    ----------    ----------    ----------    ----------



The strong growth in Labtest continued with increased revenues and operating income in Q3 99 and 9M 99 over the comparable periods in 1998. Textile testing continued to expand and new textile testing laboratories were opened in France, San Francisco and India in 9M 99. The growth in textile testing is due to increased sourcing by American and European retailers from Asia and developing country manufacturers, a greater demand for new designs and buyers becoming more quality conscious. The growth in toy testing in 9M 99 over 9M 98 has been mainly in Hong Kong and Taiwan, which have benefited from new McDonald's programs. In response to increased demand for toy testing, a new laboratory was opened in Los Angeles in Q3 99. Other new Labtest operations were opened in Spain and South Africa in Q3 99. Start up costs for these facilities of L0.2 million reduced operating income in Q3 99 and the earthquakes in Turkey and Taiwan also had a negative effect on this quarter and may reduce revenues and operating income in those countries for the remainder of the year.


FOREIGN TRADE STANDARDS


OPERATING RESULTS                                       Q3 98         Q3 99        GROWTH         9M 98         9M 99         GROWTH
                                                           Lm            Lm            Lm            Lm            Lm             Lm
                                                   ----------    ----------    ----------    ----------    ----------    ----------
REVENUES                                                 16.8           9.9)         (6.9)         47.1          37.4          (9.7)
Actual growth %                                                       (41.1)                                    (20.6)
Comparable growth %                                                   (43.5)                                    (22.3)

OPERATING INCOME/(LOSS)                                   1.6          (0.4)         (2.0)          4.6           2.3          (2.3)
Actual growth %                                                      (125.0)                                    (50.0)
Comparable growth %                                                  (125.0)                                    (54.3)
Operating margin %                                        9.5          (4.0)        (13.5)          9.8           6.1          (3.7)
                                                   ----------    ----------    ----------    ----------    ----------    ----------



The standards testing programme with the Saudi Arabian Standards Organisation continued to grow. Revenues from that programme increased L1.2 million in 9M 99 over 9M 98.

The decrease in revenues and operating income in Q3 99 compared to Q3 98 was due to the termination of the inspection programmes in Nigeria on March 31, 1999. The Nigerian programmes generated revenues of L17.8 million in 9M 98, of which L6.4 million was generated in Q3 98, compared to L8.6 million in 9M 99 and Lnil in Q3 99. Full year 1999 revenues will be reduced by L15.7 million compared to 1998 due to the cessation of these programmes. The FTS division was restructured in 9M 99 at a cost of L2.2 million. These costs are reported as exceptional and are not included in the operating income in the table above.

The new Government in Nigeria re-introduced inspection programmes on September 1, 1999. FTS will participate in a smaller part of the new programme with expected annual revenues of about L6.0 million. Activity in Q3 99 was minimal and revenues of about L1.0 million are expected in Q4 99.

In August 1999, the former Soviet republic of Georgia appointed ITS exclusively to undertake pre-shipment inspections for all imports into that country. The new programme is for pre-shipment inspection and customs reform and will include a product testing requirement which may create some testing opportunities for ETL SEMKO. The programme is for three years and is expected to generate approximately L5.0 million in revenues in the first year and L1.0 million in Q4 99.

The inspection programme in Ghana which was expected to end in December 1999 has been renewed until March 2000 and may be extended further.


BONDAR CLEGG


OPERATING RESULTS                                       Q3 98         Q3 99        GROWTH         9M 98         9M 99        GROWTH
                                                           Lm            Lm            Lm            Lm            Lm            Lm
                                                   ----------    ----------    ----------    ----------    ----------    ----------
REVENUES                                                  4.0           2.9          (1.1)         13.0           8.5          (4.5)
Actual growth %                                                                     (27.5)                                    (34.6)
Comparable growth %                                                                 (25.0)                                    (30.8)

OPERATING (LOSS)/INCOME                                  (0.1)         (0.7)         (0.6)          0.4          (2.0)         (2.4)
                                                   ----------    ----------    ----------    ----------    ----------    ----------



Restructuring costs of L0.6 million were incurred in 9M 99, of which L0.3 million were incurred in Q3 99. ITS is in discussion with a third party regarding its acquisition of the Bondar Clegg business. Non-binding terms for the sale of the Bondar Clegg business have been agreed with such third party and preliminary due diligence has commenced. Notwithstanding these discussions, ITS has decided to continue restructuring the Bondar Clegg division to further reduce costs in line with decreased revenues caused by the decline in demand for gold testing.


DISCONTINUED OPERATION


OPERATING RESULTS                                       Q3 98         Q3 99        GROWTH         9M 98         9M 99        GROWTH
                                                           Lm            Lm            Lm            Lm            Lm            Lm
                                                   ----------    ----------    ----------    ----------    ----------    ----------
REVENUES                                                  0.8             -          (0.8)          5.5             -          (5.5)

OPERATING LOSS                                           (0.7)            -           0.7          (2.5)            -           2.5
                                                   ----------    ----------    ----------    ----------    ----------    ----------



The Environmental Testing division was sold in August 1998 for L1.9 million. After restructuring costs, a loss of L1.4 million was incurred as a non-operating exceptional charge.


FINANCIAL CONDITION AND LIQUIDITY

At September 30, 1999, ITS had cash of L26.4 million compared to L16.8 million at December 31, 1998.

ITS reported cash inflow from operating activities of L45.1 million in 9M 99 compared to L21.6 million in 9M 98 -- an increase of L23.5 million. Net cash inflow from operating activities includes operating income after operating exceptionals, before depreciation and other non-cash items, as well as working capital movements. The increase in net cash inflow from operating activities in 9M 99 is primarily attributable to the payments received from the Nigerian Government of L20.9 million and payments from Nigerian exporters of L4.7 million offset by L2.2 million of restructuring costs.

Expenditure on tangible fixed assets amounted to L9.3 million in 9M 99 compared to L8.6 million in 9M 98. ITS' investment in tangible fixed assets was primarily in laboratory equipment and information technology.

On April 26, 1999, ITS completed an equity offering which raised L20.0 million. The cash is being used to fund acquisitions and working capital. ITS also amended its banking arrangements with effect from April 26, 1999. The amendments provide, among other things, for delayed repayment of the Senior Term A Loans. However, ITS will apply some of the cash received from the Nigerian Government and some of the proceeds from disposals to repay the Senior Term A Loans earlier than required.

ITS reported cash outflow on acquisitions of L6.5 million in 9M 99 compared to L8.7 million in 9M 98. Cash outflow in 9M 99 included the payment of L2.8 million for deferred consideration on an acquisition made in 1998, and L3.7 million for acquisitions made in 9M 99. ITS received L3.3 million for the disposal of its

Compliance Engineering magazine business in 9M 99 and L0.2 million for the disposal of its controlling share in ETL SEMKO's Quality Assurance business in July 1999. ITS also received L0.2 million from the sale of its 20% stake in a testing and certification facility in the U.K.

At September 30, 1999, ITS had total borrowings of L294.1 million less unamortised debt issuance costs of L10.5 million. The following table sets forth an analysis of borrowings:


BORROWINGS


                                                                                      December 31, 1998          September 30, 1999
                                                                                                     Lm                          Lm
                                                                               ------------------------    ------------------------
Senior Subordinated Notes                                                                         120.9                       123.8
Senior Term Loan A                                                                                 73.7                        68.0
Senior Term Loan B                                                                                 35.1                        35.0
Senior Revolving Credit Facility                                                                   16.3                           -
Parent Subordinated PIK Debentures                                                                 59.2                        66.7
Other borrowings                                                                                    1.4                         0.6
                                                                               ------------------------    ------------------------
TOTAL BORROWINGS                                                                                  306.6                       294.1
Debt issuance costs                                                                               (10.8)                      (10.5)
                                                                               ------------------------    ------------------------
NET BORROWINGS                                                                                    295.8                       283.6
                                                                               ========================    ========================



In 9M 99, ITS paid net interest of L11.4 million, comprising L6.5 million for the Senior Subordinated Notes, L2.9 million for Senior Term Loan A, L1.6 million for Senior Term Loan B and L0.4 million on the Revolving Credit Facility and other borrowings. The interest of L6.2 million on the Parent Subordinated PIK Debentures covering the periods November 8, 1998 to February 1, 1999, February 2, 1999 to May 1, 1999 and May 2, 1999 to August 1, 1999 and
was funded by further issuances of Parent Subordinated PIK Debentures on February 1, 1999, May 1, 1999 and August 1, 1999.

Apart from a small amount of the Revolving Credit Facility, all ITS' borrowings are denominated in currencies other than GBP so the outstanding amounts in non-GBP currency are affected by exchange rate fluctuations versus GBP. In addition to the scheduled Senior Term Loan A capital repayments of L3.3 million which were made on June 15,1999, the proceeds of L3.3 million received from the disposal of the Compliance Engineering magazine business were used to prepay the Senior Term A Loans, making total Term A Loan repayments of L6.6 million in 9M 99. In accordance with the amended Senior Facility Agreement, L5.0 million of the payments received from the Nigerian Government and the proceeds received from the disposal of ETL SEMKO's Quality Management business will be used to prepay the Senior Term Loans on December 15, 1999. Repayments of L16.4 million were made in 9M 99 to clear the drawings against the Revolving Credit Facility, leaving L23.9 million available to draw. Refinancing fees of L1.2 million were paid in 9M 99.

ITS paid dividends of L1.6 million to minority shareholders in 9M 99 compared to L1.3 million in 9M 98.

Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, and subject to certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to Intertek Finance plc, the issuer of the Senior Subordinated Notes or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distributions or loans or advances to the Company.


GENERAL

The financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The most significant differences between U.S. GAAP and U.K. GAAP are described in Note 12 to the Consolidated Financial Statements of ITS.


EXCHANGE RATES

Exchange rates used for translating local currencies into pounds sterling for the significant currencies in which ITS operates are shown in the following table.

CUMULATIVE AVERAGE EXCHANGE RATES USED TO TRANSLATE INCOME AND COSTS INTO GBP


                                                   Three months to        Nine months to      Three months to        Nine months to
                                                September 30, 1998    September 30, 1998   September 30, 1999    September 30, 1999
                                                ------------------    ------------------   ------------------    ------------------
U.S. Dollar                                                   1.66                  1.66                 1.61                  1.62
Hong Kong Dollar                                              12.9                  12.9                 12.5                  12.6
Swedish Kronor                                                13.3                  13.1                 13.3                  13.3
                                                ------------------    ------------------   ------------------    ------------------



Revenues and operating income for 9M 98 have been translated into GBP using the cumulative average exchange rate for the nine months to September 30, 1998. Revenues and operating income for 9M 99 have been translated into GBP using the cumulative average exchange rate for the nine months to September 30, 1999.

Revenues and operating income for Q3 98 have been translated into GBP using the cumulative average exchange rate for the three months to September 30, 1998. Revenues and operating income for Q3 99 have been translated into GBP using the cumulative average exchange rate for the three months to September 30, 1999.

To remove the effects of currency exchange rate movements when comparing the revenues and operating income for different periods, the results on pages 5 and 6 show the percentage growth of Q3 99 over Q3 98 and 9M 99 over 9M 98 at both actual exchange rates and comparable exchange rates.

Because the value of the GBP has weakened against the U.S. dollar and against the Hong Kong dollar, the growth in revenues and operating income at actual exchange rates is higher than the growth at comparable exchange rates.


INVESTIGATIONS BY THE U.S. ENVIRONMENTAL PROTECTION AGENCY

Two of ITS' subsidiary corporations are currently involved in investigations by the U.S. Environmental Protection Agency ("EPA"). Details of each investigation are given below:


CALEB BRETT USA, INC.

In February 1997, Caleb Brett, through its routine quality assurance and quality control procedures, discovered evidence of false testing results at the Caleb Brett laboratory in Linden, New Jersey, which involved testing of gasoline to certain standards set by the EPA.

Caleb Brett promptly reported its findings to the EPA and requested inclusion in the EPA's Voluntary Disclosure Program. This matter was referred to the U.S. Department of Justice by the EPA, and civil and criminal investigations are underway.

In September 1999, the Department of Justice announced that three laboratory supervisors pleaded guilty to criminal charges that they participated in a scheme to falsify chemical analyses of gasoline. The Department of Justice also announced that Caleb Brett is not presently considered a target of this ongoing investigation.

As part of the co-operation with the EPA, Caleb Brett appointed a Compliance Director and introduced more stringent compliance protocols which have been presented to the EPA. These compliance procedures are now fully implemented.

It is not yet possible to estimate the cost of any civil or criminal penalties arising from this matter, however, on the basis of currently available information, the directors consider that the outcome is unlikely to have a material adverse effect on the financial position, results of operations or future cash flows of ITS. Possible rights of recovery against Inchcape plc under the Share Purchase Deed are being pursued.


INTERTEK TESTING SERVICES ENVIRONMENTAL LABORATORIES, INC.

In December 1997, Intertek Testing Services Environmental Laboratories, Inc. ("ITS Environmental") discovered certain discrepancies in reported testing results at its facility in Richardson, near Dallas, Texas ("Dallas"). A further investigation by the Quality Assurance/Quality Control department of ITS Environmental revealed that technicians at the Dallas facility had at various times manually integrated data and improperly calibrated test equipment in a way that may have skewed the accuracy of the test results that have been reported, but not necessarily the basic data recorded in the testing equipment.

ITS Environmental promptly reported these discrepancies to the EPA and to clients. Civil and criminal investigations are under way. A government investigation at the ITS Environmental facility uncovered evidence of false reporting beyond that initially discovered and disclosed by ITS Environmental.

ITS Environmental has requested inclusion in the EPA's Voluntary Disclosure Program and was advised in August 1999 that it has not been accepted in this program. ITS Environmental has requested that the EPA reconsider this decision. Under this program it may be possible to foreclose criminal but not civil penalties. If the actions of ITS Environmental that were disclosed to the EPA are found to qualify for the immunities available under its Voluntary Disclosure Program, the protection of this program may not extend to improper actions subsequently discovered.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont U.S.A. and St. Helens, U.K. and stopped commercial operations at the laboratory in Dallas. These actions resulted in the discontinuation of business at ITS Environmental. This sale has not relieved ITS Environmental of any liability it may face as a result of these investigations or otherwise.

Since commercial operations discontinued in August 1998, the facility has been used to reprocess the original data. ITS Environmental developed what it believed to be an effective data screening and reprocessing method. The reprocessing effort was aimed at providing clients with data of known quality. The EPA have advised ITS Environmental that the reprocessing is not acceptable to the EPA for clean up or compliance purposes. Nevertheless, ITS Environmental believes that it can establish the scientific integrity of the reprocessing work.

ITS Environmental continues to co-operate fully with the government investigation. To date, no action has been brought against ITS Environmental by the EPA or any other party. At this time, it is not possible to estimate the cost of any civil or criminal penalties arising from this matter. However, on the basis of currently available information, the directors consider that the outcome is unlikely to have a material adverse effect on the financial position of ITS. Possible rights of recovery against Inchcape plc under the Share Purchase Deed are being pursued.


INFORMATION TECHNOLOGY

STATE OF READINESS

The date change from 1999 to 2000 may impair the function of ITS' internal computer network and related systems, its testing equipment and any other system or device in which the year is represented by two digits rather than by four. A full review and remediation effort has been undertaken for all major IT systems to ensure they will operate effectively during the transition period and into the Year 2000. The modifications identified in the review are over 95% complete and 100% compliance is expected by the end of 1999. Some divisions have already achieved full compliance and others have a few remaining remediation projects to complete.

ITS has established a Year 2000 team made up of the members of ITS' IT Steering Committee to cover (i) internal systems, (ii) test equipment and facilities,
(iii) suppliers and (iv) legal issues. ITS' IT Steering Committee reports regularly to the ITS Board.

To date, ITS has contacted approximately 3,000 of its customers in connection with Year 2000 issues. All key subcontractors and suppliers are being audited by ITS under its Year 2000 program. ITS has also implemented procedures to assess the Year 2000 readiness of its key suppliers. These procedures include testing of critical components and obtaining confirmation from key suppliers. ITS currently expects its key subcontractors and suppliers will be Year 2000 compliant in all material respects.


COSTS

The total cost (both revenue and capital) of remedial and replacement work for both IT systems and non-IT systems is currently estimated at L2.9 million in 1999. These estimates have been calculated in accordance with SEC Guidelines, which require the full cost of projects to be disclosed as estimated Year 2000 costs where the replacement of a non-compliant system has been accelerated.


RISKS

There can be no assurance that ITS' efforts (or the efforts of its customers and suppliers) will be successful in limiting the vulnerability of the ITS systems and equipment to the problems associated with the transition to the Year 2000, or that, if such problems occur, they will not have a material adverse effect on ITS before they can be resolved. However, management presently believes that it is unlikely that the failure of any individual system will have a material effect on the operation of ITS. In the event of a systems breakdown at a particular site, work can usually be transferred to another site in ITS. In addition, risks due to supply failure for normal consumable items are being addressed by a build up in inventory of these consumables as appropriate.


CONTINGENCY PLANS

ITS currently believes that the most reasonably likely worst case scenario is that there will be some localised disruptions of systems that will affect individual business processes, facilities or supplies for a short time rather than systemic or long-term problems affecting its business operations as a whole. Through its contingency planning, ITS will continue to identify systems, or other aspects of its business or that of its suppliers, that it believes would be most likely to experience Year 2000 problems, as well as those business operations in which a localised disruption could have the potential for causing a wider problem by interrupting the flow of products, materials or data to other operations. ITS' contingency plans focus on minimising the scope and duration of any disruptions by having sufficient personnel, inventory and other resources in place to permit a flexible, real-time response to specific problems as they may arise at individual locations around the world. Each division will have a core team of senior IT and management personnel on stand-by during the period December 31, 1999 to January 5, 2000 to ensure that any issues are dealt with immediately.


EURO

On January 1, 1999, eleven of the European Union member states, including seven countries where ITS operations are located, established fixed conversion rates between their existing countries and adopted one common currency, the Euro. The conversion to the Euro eliminates currency exchange rate risk among the eleven member countries.

The currencies of the eleven member states remain legal tender in the participating countries during a three year transition period from January 1, 1999 through January 1, 2002. Effective January 1, 1999 the Euro is traded on currency exchanges and is available for non-cash transactions during the three year transitional period. Beginning on January 1, 2002, the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002 the participating countries will withdraw all bills and coins and use the Euro as their legal currency.

ITS' operating units affected by the Euro have established plans to address the issues raised by the conversion. These issues, amongst others, include such matters as pricing, continuity of contracts, accounting and financial reporting, taxation, treasury activities and computer systems. ITS anticipates that the operating units will convert their local records to the Euro during the three year transition period.

At this time, although no immediate problems have been identified, there can be no assurance that the harmonisation of currencies in Europe will not have a material adverse impact on the results of operations, financial position or liquidity of its European businesses.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                           (Unaudited)
                                                                                             --------------------------------------
                                                                                                 Nine months to      Nine months to
                                                                                      NOTES  September 30, 1998  September 30, 1999
                                                                                                           L000                L000
                                                                                               ----------------    ----------------
REVENUES
Continuing operations                                                                                   260,667             269,519
Discontinued operation                                                                                    5,517                   -
                                                                                               ----------------    ----------------
GROUP REVENUES                                                                            3             266,184             269,519
Operating costs                                                                                        (250,122)           (228,255)
                                                                                               ----------------    ----------------
GROUP OPERATING INCOME                                                                                   16,062              41,264
Share of operating (loss)/profit in associates                                                             (821)                242
                                                                                               ----------------    ----------------
TOTAL OPERATING INCOME                                                                                   15,241              41,506
------------------------------------------------------------------------------------------------------------------------------------
Operating income/(loss) before exceptional items
Continuing operations                                                                                    33,156              33,521
Discontinued operation                                                                                   (2,463)                  -
                                                                                               ----------------    ----------------
                                                                                          3              30,693              33,521
Exceptional items (charged)/credited to operating income                                  4
Continuing operations                                                                                   (11,452)             10,860
Discontinued operation                                                                                   (4,000)             (2,875)
                                                                                               ----------------    ----------------
TOTAL OPERATING INCOME                                                                                   15,241              41,506
------------------------------------------------------------------------------------------------------------------------------------

NON-OPERATING EXCEPTIONAL ITEMS                                                           4              (2,539)              2,484
                                                                                               ----------------    ----------------
INCOME ON ORDINARY ACTIVITIES BEFORE NET INTEREST                                                        12,702              43,990
Net interest expense                                                                      5             (23,449)            (24,312)
                                                                                               ----------------    ----------------
(LOSS)/INCOME BEFORE TAXATION                                                                           (10,747)             19,678
Taxation                                                                                  6              (4,333)             (5,359)
                                                                                               ----------------    ----------------
(LOSS)/INCOME AFTER TAXATION                                                                            (15,080)             14,319
Minority interests                                                                                       (1,872)             (2,418)
                                                                                               ----------------    ----------------
NET (LOSS)/INCOME FOR THE GROUP AND ITS SHARE OF ASSOCIATES                                             (16,952)             11,901
                                                                                               ================    ================




The accompanying notes on pages F-6 to F-30 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS


                                                        (Unaudited)
                                            ------------------------------------
                                                       Three               Three
                                                   months to           months to
                                               September 30,       September 30,
                                                        1998                1999
                                                        L000                L000
                                            ----------------    ----------------
REVENUES
Continuing operations                                 91,182              90,795
Discontinued operation                                   817                   -
                                            ----------------    ----------------
GROUP REVENUES                                        91,999              90,795
Operating costs                                      (84,511)            (80,514)
                                            ----------------    ----------------
GROUP OPERATING INCOME                                 7,488              10,281
Share of operating (loss)/profit in
associates                                              (167)                 16
                                            ----------------    ----------------
TOTAL OPERATING INCOME                                 7,321              10,297
                                            ----------------    ----------------

--------------------------------------------------------------------------------
Operating income/(loss) before
exceptional items
Continuing operations                                 10,151               9,932
Discontinued operation                                  (712)                  -
                                            ----------------    ----------------
                                                       9,439               9,932
Exceptional items (charged)/credited to
operating income
Continuing operations                                 (5,510)              3,240
Discontinued operation                                 3,392              (2,875)
                                            ----------------    ----------------
TOTAL OPERATING INCOME                                 7,321              10,297
--------------------------------------------------------------------------------
NON-OPERATING EXCEPTIONAL ITEMS                          (89)                 74
                                            ----------------    ----------------
INCOME ON ORDINARY ACTIVITIES BEFORE
NET INTEREST                                           7,232              10,371
Net interest expense                                  (7,906)             (8,053)
                                            ----------------    ----------------
(LOSS)/INCOME BEFORE TAXATION                           (674)              2,318
Taxation                                              (1,607)                (59)
                                            ----------------    ----------------
(LOSS)/INCOME AFTER TAXATION                          (2,281)              2,259
Minority interests                                      (559)               (895)
                                            ----------------    ----------------
NET (LOSS)/INCOME FOR THE GROUP AND ITS
SHARE OF ASSOCIATES                                   (2,840)              1,364
                                            ================    ================




The accompanying notes on pages F-6 to F-30 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED BALANCE SHEETS


                                                                                                             (Unaudited)
                                                                                               ------------------------------------
                                                                                                   December 31,       September 30,
                                                                                                           1998                1999
                                                                                      NOTES                L000                L000
                                                                                               ----------------    ----------------
ASSETS
CURRENT ASSETS
Cash                                                                                     11              16,772              26,391
Trade receivables                                                                                        67,516              65,559
Inventories                                                                                               3,662               3,512
Other current assets                                                                                     15,241              20,084
Deferred taxation asset                                                                                   1,348               1,336
                                                                                               ----------------    ----------------
TOTAL CURRENT ASSETS                                                                                    104,539             116,882
Goodwill                                                                                                 13,074              14,552
Property, plant and equipment, net                                                                       45,951              47,120
Investments                                                                                                 231                 546
                                                                                               ----------------    ----------------
TOTAL ASSETS                                                                                            163,795             179,100
                                                                                               ================    ================
LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES
Borrowings (including current portion of long term borrowings)                            7              22,209              10,201
Accounts payable, accrued liabilities and deferred income                                                70,952              72,929
Income taxes payable                                                                                      5,368               5,398
                                                                                               ----------------    ----------------
TOTAL CURRENT LIABILITIES                                                                                98,529              88,528
Long term borrowings                                                                      7             273,564             273,416
Provisions for liabilities and charges                                                                    8,518               6,735
Minority interests                                                                                        4,592               5,634
SHAREHOLDERS' DEFICIT
Ordinary shares                                                                                             336                 808
Redeemable preference shares                                                                             86,657             105,478
Shares to be issued                                                                                       2,793               2,793
Premium in excess of par value                                                                            3,018               3,635
Retained deficit                                                                                       (314,212)           (307,927)
                                                                                               ----------------    ----------------
TOTAL SHAREHOLDERS' DEFICIT                                                               8            (221,408)           (195,213)
                                                                                               ----------------    ----------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                                             163,795             179,100
                                                                                               ================    ================




The accompanying notes on pages F-6 to F-30 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                           (Unaudited)
                                                                                               ------------------------------------
                                                                                                 Nine months to      Nine months to
                                                                                      NOTES  September 30, 1998  September 30, 1999
                                                                                                           L000                L000
                                                                                               ----------------    ----------------
Total operating cash inflow                                                               9              21,619              45,056
Returns on investments and servicing of finance                                          10             (12,708)            (12,996)
Taxation                                                                                                 (4,467)             (4,461)
Capital expenditure and financial investment                                             10              (8,536)             (9,131)
Acquisitions and disposals                                                               10              (7,318)             (2,799)
                                                                                               ----------------    ----------------
Cash (outflow)/inflow before financing                                                                  (11,410)             15,669
Financing                                                                                10              13,641              (4,424)
                                                                                               ----------------    ----------------
INCREASE IN CASH IN THE PERIOD                                                                            2,231              11,245
                                                                                               ----------------    ----------------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
INCREASE IN CASH IN THE PERIOD                                                                            2,231              11,245
Cash (outflow)/inflow from increase in debt                                                              (8,385)             24,870
                                                                                               ----------------    ----------------
Change in net debt resulting from cash flows                                                             (6,154)             36,115
Debt issued in lieu of interest payment                                                                  (5,097)             (6,030)
Acquisitions and disposals                                                                                    -              (1,601)
Other non-cash movements                                                                                 (2,383)             (1,523)
Exchange adjustments                                                                                      3,403              (5,186)
                                                                                               ----------------    ----------------
Movement in net debt in the period                                                                      (10,231)             21,775
Net debt at the start of the period                                                                    (252,151)           (279,001)
                                                                                               ----------------    ----------------
NET DEBT AT THE END OF THE PERIOD                                                                      (262,382)          (257,226)
                                                                                               ================    ================




The accompanying notes on pages F-6 to F-30 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES


                                                        (Unaudited)
                                            ------------------------------------
                                              Nine months to      Nine months to
                                           September 30,1998   September 30,1999
                                                        L000                L000
                                            ----------------    ----------------
Net (loss)/income                                    (16,952)             11,901
Exchange adjustments                                   2,084              (5,616)
                                            ----------------    ----------------
TOTAL RECOGNISED GAINS AND LOSSES                    (14,868)              6,285
                                            ================    ================



There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT


                                                                      (Unaudited)
                                 -----------------------------------------------------------------------------------------
                                                Redeemable                      Premium in
                                   Ordinary     preference    Shares to be   excess of par        Retained
                                     shares         shares          issued           value         deficit           Total
                                       L000           L000            L000            L000            L000            L000
                                -----------    -----------    ------------    ------------    ------------    ------------
BALANCE AT JANUARY 1, 1998              318         81,815           2,793           2,857        (294,549)       (206,766)
Net loss                                  -              -               -               -         (16,952)        (16,952)
Issue of shares                           -          4,860               -             169               -           5,029
Exchange adjustments                      -              -               -               -           2,084           2,084
                                -----------    -----------    ------------    ------------    ------------    ------------
BALANCE AT SEPTEMBER 30, 1998           318         86,675           2,793           3,026        (309,417)       (216,605)
                                ===========    ===========    ============    ============    ============    ============
BALANCE AT JANUARY 1, 1999              336         86,657           2,793           3,018        (314,212)       (221,408)
Net income                                -              -               -               -          11,901          11,901
Issue of shares                         472         18,821               -             617               -          19,910
Exchange adjustments                      -              -               -               -          (5,616)         (5,616)
                                -----------    -----------    ------------    ------------    ------------    ------------
BALANCE AT SEPTEMBER 30, 1999           808        105,478           2,793           3,635        (307,927)       (195,213)
                                ===========    ===========    ============    ============    ============    ============



Included in Retained deficit is L272.6 million which represents goodwill written off to reserves prior to December 1997 (September 30, 1998: L265.9 million).


The accompanying notes on pages F-6 to F-30 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PREPARATION

The accompanying consolidated financial statements of the Company and its subsidiaries at September 30, 1999, for the nine months to September 30, 1999 and for the three months to September 30, 1999 are unaudited. In the opinion of the Directors, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included. The results of these periods are not necessarily indicative of results for the entire year and have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP") -- see note 12.

For the purpose of these condensed consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted. These unaudited statements should be read in conjunction with the audited financial statements and notes as of and for the year ended December 31, 1998.


2.  ACCOUNTING POLICIES

The significant accounting policies adopted by the Company are as follows:


BASIS OF CONSOLIDATION

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statement of income of the Company from, or up to, the date control passes.

The consolidated statements of income of the Company include their respective shares of income from associated undertakings. The consolidated balance sheet of the Company includes interests in associates at their respective shares of the net tangible assets.


USE OF ESTIMATES

Preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances alter, such that the group's actual results may differ from the amounts reported and disclosed in the financial statements.


FOREIGN CURRENCIES

The results of operations and cash flows of overseas subsidiaries and associated undertakings are translated into pounds sterling at the average of the month-end rates of exchange for the period. Assets and liabilities in foreign currencies are translated into pounds sterling at closing rates of exchange except where rates are fixed under contractual arrangements.

The difference between net income/(loss) translated at average and at closing rates of exchange is included in the statement of total recognised gains and losses as a movement in shareholders' equity/(deficit). Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders' equity, long-term foreign currency borrowings used to finance foreign currency investments, and foreign currency borrowings that provide a hedge against shareholders' equity are also reflected as movements in shareholders' equity/(deficit). All other exchange differences are dealt with in operations.


PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:


Freehold buildings and long leasehold land and buildings                      2%
Short leasehold land and buildings                                 term of lease
Plant, machinery and equipment                                      10% -- 33.3%

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTING POLICIES (CONTINUED)

LEASES

Assets held under capital leases are treated as if they had been purchased at the present value of the minimum lease payments. This cost is included in property, plant and equipment, and depreciation is provided over the shorter of the lease term or the estimated useful life. The corresponding obligations under these leases are included within borrowings. The finance charge element of rentals payable is charged to operations to produce a constant rate of interest. Operating lease rentals are charged to operations on a straight line basis over the periods of the leases.

INVENTORIES

Inventories and work in progress are stated at the lower of cost or net realisable value. Cost comprises expenditure incurred in the normal course of business in bringing inventories and work in progress to their present location and condition.

REVENUES

Revenues represent the total amount receivable for services provided and goods sold, excluding sales-related taxes and intra-group transactions. Revenue is recognised when the relevant service is completed or goods delivered.

TAXATION

Deferred taxation is provided using the liability method at current taxation rates on timing differences to the extent that the directors consider that it is probable that a liability or asset will crystallise.

PENSION BENEFITS

Liabilities under defined contribution pension schemes are charged to operations when incurred. ITS has a number of defined benefit pension schemes for which contributions are based on triennial actuarial valuations. Pension charges in operations have been calculated at a substantially level percentage of current and expected future pensionable payroll, with variations from regular cost spread over the expected remaining service lives of employees.

GOODWILL

Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10: Goodwill and Intangible Assets, and is amortised on a straight line basis over its estimated useful life, which is up to 20 years. Purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition in accordance with the accounting standard then in force. When a subsequent disposal occurs any goodwill previously written off to reserves is written back through the profit and loss account.

DERIVATIVE FINANCIAL INSTRUMENTS

ITS uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria. A forward exchange contract is considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a "synthetic alteration" (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. An interest rate cap agreement must also meet the same criteria as an interest rate swap to be considered hedges of a specific liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value with the resulting unrealised gains and losses included in the statement of operations.

FORWARD EXCHANGE CONTRACTS. Forward exchange contracts are designated as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs.

INTEREST RATE CAP AGREEMENTS. Interest rate cap agreements are accounted for under the accruals basis. Amounts receivable under the agreement are accrued when due as a reduction of interest charges. Premiums paid for purchased interest rate cap agreements are amortised to interest charges over the term of the caps.

INTEREST RATE SWAPS. Interest rate swap agreements are designated to change the interest rate characteristics of floating-rate borrowings. Accordingly, these agreements are accounted for under the settlement basis. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.  SEGMENT INFORMATION

ITS comprises five divisions which are organised as follows: (1) Caleb Brett, which tests and inspects crude oil, petroleum, chemical and agricultural products; (2) ETL SEMKO, which tests and certifies electrical and electronic products, building products, heating and ventilation and air conditioning equipment; (3) Labtest, which tests textiles, fabrics, footwear, toys and consumer products; (4) Foreign Trade Standards, which provides standards testing and preshipment inspection work to governments and (5) Bondar Clegg, which analyses minerals. The Environmental Testing division which operated principally in the U.S. and U.K. was sold in August 1998 and is disclosed as a discontinued operation. The accounting policies of the divisions are the same as those described in the summary of accounting policies.


                                             Nine months to       Nine months to
                                         September 30, 1998   September 30, 1999
                                                       L000                 L000
                                         ------------------   ------------------
REVENUES
Caleb Brett                                          90,213              100,820
ETL SEMKO                                            64,124               65,787
Labtest                                              46,241               56,961
Foreign Trade Standards                              47,063               37,386
Bondar Clegg                                         13,026                8,565
                                         ------------------   ------------------
TOTAL CONTINUING OPERATIONS                         260,667              269,519
Discontinued operation                                5,517                    -
                                         ------------------   ------------------
TOTAL                                               266,184              269,519
                                         ==================   ==================
OPERATING INCOME/(LOSS) BEFORE
 EXCEPTIONAL ITEMS
Caleb Brett                                           8,826                9,318
ETL SEMKO                                             7,705                8,421
Labtest                                              11,713               15,484
Foreign Trade Standards                               4,553                2,275
Bondar Clegg                                            359               (1,977)
                                         ------------------   ------------------
TOTAL CONTINUING OPERATIONS                          33,156               33,521
Discontinued operation                               (2,463)                   -
                                         ------------------   ------------------
TOTAL                                                30,693               33,521
                                         ==================   ==================
OPERATING EXCEPTIONAL ITEMS BY
 DIVISION
Caleb Brett                                          (1,478)               1,098
Foreign Trade Standards                              (9,974)               9,762
                                         ------------------   ------------------
Total continuing operations                         (11,452)              10,860
Discontinued operation                               (4,000)              (2,875)
                                         ------------------   ------------------
TOTAL                                               (15,452)               7,985
                                         ==================   ==================
NON-OPERATING EXCEPTIONAL ITEMS
ETL SEMKO                                                 -                2,484
                                         ------------------   ------------------
TOTAL CONTINUING OPERATIONS                               -                2,484
Discontinued operation                               (2,539)                   -
                                         ------------------   ------------------
TOTAL                                                (2,539)               2,484
                                         ==================   ==================


UNALLOCATED COSTS

Cash, borrowings and income tax are managed centrally and are therefore not allocated to the divisions. Interest expense and income and income tax expense are therefore not allocated to the divisions.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (CONTINUED)


                                                          Nine              Nine
                                                     months to         months to
                                                 September 30,     September 30,
                                                          1998              1999
                                                          L000              L000
REVENUES BY GEOGRAPHIC ORIGIN
Americas                                               111,342           111,711
Europe, Africa and Middle East                          92,594            89,475
Asia and Far East                                       56,731            68,333
                                                --------------    --------------
TOTAL CONTINUING OPERATIONS                            260,667           269,519
Discontinued operation                                   5,517                 -
                                                --------------    --------------
TOTAL                                                  266,184           269,519
                                                ==============    ==============
REVENUES FROM SIGNIFICANT COUNTRIES OF
 ORIGIN

United States                                           89,832            89,146
United Kingdom                                          42,594            40,699
Hong Kong                                               29,193            30,727
Others (each under 10% of total)                        99,048           108,947
                                                --------------    --------------
TOTAL CONTINUING OPERATIONS                            260,667           269,519
Discontinued operation                                   5,517                 -
                                                --------------    --------------
TOTAL                                                  266,184           269,519
                                                ==============    ==============
OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL
 ITEMS
Americas                                                 7,679             7,671
Europe, Africa and Middle East                           8,291             5,630
Asia and Far East                                       17,186            20,220
                                                --------------    --------------
TOTAL CONTINUING OPERATIONS                             33,156            33,521
Discontinued operation                                  (2,463)                -
                                                --------------    --------------
TOTAL                                                   30,693            33,521
                                                ==============    ==============
OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL
 ITEMS FROM SIGNIFICANT COUNTRIES
United States                                            7,270             6,283
United Kingdom                                           2,634              (514)
Hong Kong                                                7,854             9,176
Others (each under 10% of total)                        15,398            18,576
                                                --------------    --------------
TOTAL CONTINUING OPERATIONS                             33,156            33,521
Discontinued operation                                  (2,463)                -
                                                --------------    --------------
TOTAL                                                   30,693            33,521
                                                ==============    ==============
REVENUES BY GEOGRAPHIC DESTINATION
Americas                                               107,231           115,239
Europe, Africa and Middle East                          96,705            85,655
Asia and Far East                                       56,731            68,625
                                                --------------    --------------
TOTAL CONTINUING OPERATIONS                            260,667           269,519
Discontinued operation                                   5,517                 -
                                                --------------    --------------
TOTAL                                                  266,184           269,519
                                                ==============    ==============


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (CONTINUED)


                                                          Nine              Nine
                                                     months to         months to
                                                 September 30,     September 30,
                                                          1998              1999
                                                          L000              L000
                                                --------------    --------------
REVENUES FROM SIGNIFICANT DESTINATION
 COUNTRIES

United States                                           85,721            87,889
United Kingdom                                          27,523            14,996
Hong Kong                                               29,193            30,167
Others (each under 10% of total)                       118,230           136,467
                                                --------------    --------------
TOTAL CONTINUING OPERATIONS                            260,667           269,519
Discontinued operation                                   5,517                 -
                                                --------------    --------------
TOTAL                                                  266,184           269,519
                                                ==============    ==============



4.  EXCEPTIONAL ITEMS


                                                          Nine              Nine
                                                     months to         months to
                                                 September 30,     September 30,
                                                          1998              1999
                                                          L000              L000
                                                --------------    --------------
EXCEPTIONAL ITEMS (CHARGED)/CREDITED TO
 OPERATING INCOME
Foreign Trade Standards
   Nigeria                                              (9,974)           11,955
   Restructuring                                             -            (2,193)
                                                --------------    --------------
                                                        (9,974)            9,762
Caleb Brett                                             (1,478)            1,098
                                                --------------    --------------
TOTAL CONTINUING OPERATIONS                            (11,452)           10,860
Discontinued operation                                  (4,000)           (2,875)
                                                --------------    --------------
TOTAL OPERATING EXCEPTIONAL ITEMS                      (15,452)            7,985
                                                ==============    ==============
NON-OPERATING EXCEPTIONAL ITEMS
ETL SEMKO -- gain on disposals                               -             2,484
                                                --------------    --------------
TOTAL CONTINUING OPERATIONS                                  -             2,484
                                                --------------    --------------
Discontinued operation -- loss on disposal
 of fixed assets                                          (458)                -
Discontinued operation -- loss on closure               (2,081)                -
                                                --------------    --------------
TOTAL NON-OPERATING EXCEPTIONAL ITEMS                   (2,539)            2,484
                                                ==============    ==============



Due to the irregular nature of payments received from the Nigerian Government for pre-shipment inspection work carried out by FTS, in 1997, ITS adopted a policy of making full provision against invoices issued to this client and only reversing the provision when cash is received. The exceptional credit of L12.0 million for FTS comprises cash received in the nine months to September 30, 1999 of L19.4 million less invoices raised in the nine months to September 30, 1999 of L7.4 million. The tax effect of the exceptional credit to income is nil (period from January 1 to September 30, 1998: tax charge of nil).

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

EXCEPTIONAL ITEMS (CONTINUED)

The exceptional charge to operating income of L2.2 million in respect of FTS is a result of restructuring this division following the termination of the inspection programmes in Nigeria. The tax effect of this exceptional charge is nil.

The Caleb Brett division also provided testing services to the Nigerian Government and the policy of making full provision against invoices issued to this client and only reversing the provision when cash is received has also been adopted. The exceptional credit of L1.1 million for Caleb Brett comprises cash received in the nine months to September 30, 1999 of L1.5 million less invoices raised in the nine months to September 30, 1999 of L0.4 million. The tax effect of the exceptional credit to income is nil (period from January 1 to September 30, 1998: tax charge of nil).

ETL SEMKO disposed of a non-core activity in the U.S., which generated an exceptional credit of L2.2 million. This credit was after deducting attributable goodwill of L1.1 million from the disposal proceeds of L3.3 million. The tax effect of this exceptional credit is nil.

ETL SEMKO sold 51% of its Quality Management business in Sweden for L0.2 million. This generated an exceptional credit of L0.2 million. The tax effect of this exceptional credit is L0.1 million.

ETL SEMKO sold 20% of its stake in a testing and certification facility in the U.K. for L0.2 million. This generated an exceptional credit of L0.1 million. The tax effect of this exceptional credit is nil.

5.  NET INTEREST EXPENSE

                                                          Nine              Nine
                                                     months to         months to
                                                 September 30,     September 30,
                                                          1998              1999
                                                          L000              L000
                                                --------------    --------------
INTEREST EXPENSE AND OTHER CHARGES
Senior Subordinated Notes                                9,227             9,617
Parent Subordinated PIK Debentures                       5,327             6,152
Senior Term Loan A                                       5,227             4,190
Senior Term Loan B                                       2,336             2,245
Senior Revolver                                            342               365
Other borrowings                                           108               667
Amortisation of debt issuance costs                      1,452             1,523
                                                --------------    --------------
INTEREST EXPENSE                                        24,019            24,759

INTEREST INCOME
On bank balances                                          (570)             (447)
                                                --------------    --------------
NET INTEREST EXPENSE                                    23,449            24,312
                                                ==============    ==============


6.  TAXATION

The taxation charges on income before taxation and exceptional items for the nine month periods ended September 30, 1998 and September 30, 1999 have been calculated based on the estimated effective tax rates for the relevant full years. Exceptional items have been tax effected as appropriate.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.  BORROWINGS


                                                                   September 30,
                                            December 31, 1998               1999
                                                         L000               L000
                                             ----------------   ----------------
DUE IN LESS THAN ONE YEAR
Senior Term Loan A                                      4,821              9,886
Senior Revolver                                        16,333                  -
Other borrowings                                        1,055                315
                                             ----------------   ----------------
TOTAL DUE IN LESS THAN ONE YEAR                        22,209             10,201
                                             ----------------   ----------------

DUE IN MORE THAN ONE YEAR
Senior Subordinated Notes                             116,257            119,640
Senior Term Loan A                                     65,302             54,571
Senior Term Loan B                                     34,053             33,803
Parent Subordinated PIK Debentures                     57,568             65,122
Other borrowings                                          384                280
                                             ----------------   ----------------
TOTAL DUE IN MORE THAN ONE YEAR                       273,564            273,416
                                             ================   ================




MATURITY OF BORROWINGS


                                                                                        Parent
                                    Senior                                        Subordinated
                              Subordinated      Senior Term       Senior Term              PIK            Other            Total
                                     Notes           Loan A            Loan B       Debentures       borrowings       borrowings
                                      L000             L000              L000             L000             L000             L000
                             -------------    -------------     -------------    -------------    -------------    -------------
Due in less than one year                -           10,751                 -                -              315           11,066
Due in one to two years                  -           21,405                 -                -              134           21,539
Due in 2 to 5 years                      -           35,869            35,006                -              137           71,012
Due in over 5 years                123,780                -                 -           66,683                9          190,472
                             -------------    -------------     -------------    -------------    -------------    -------------
                                   123,780           68,025            35,006           66,683              595          294,089
Debt issuance costs                 (4,140)          (3,568)           (1,203)          (1,561)               -          (10,472)
                             -------------    -------------     -------------    -------------    -------------    -------------
NET BORROWINGS                     119,640           64,457            33,803           65,122              595          283,617
                             =============    =============     =============    =============    =============    =============


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.  RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' DEFICIT


                                               Nine months to     Nine months to
                                                September 30,      September 30,
                                                         1998               1999
                                                         L000               L000
                                             ----------------   ----------------
Total recognised gains and losses for the
 period                                               (14,868)             6,285
Issue of ordinary share capital                             -              1,089
Issue of redeemable preference shares                   5,029             18,821
Opening shareholders' deficit                        (206,766)          (221,408)
                                             ----------------   ----------------
CLOSING SHAREHOLDERS' DEFICIT                        (216,605)          (195,213)
                                             ================   ================




9.  RECONCILIATION OF OPERATING INCOME TO OPERATING CASH FLOWS


                                               Nine months to     Nine months to
                                                September 30,      September 30,
                                                         1998               1999
                                                         L000               L000
                                             ----------------   ----------------
Operating income                                       12,717             41,506
Depreciation charge                                     8,400              8,476
Goodwill amortisation                                     188                622
Loss on sale of fixed assets                              636                 68
(Increase)/decrease in inventories                       (599)               129
Increase in receivables and prepayments               (12,748)            (4,816)
Increase/(decrease) in payables                         8,561             (3,924)
Cash payments from exporters                                -              4,696
Increase/(decrease) in other provisions                 4,464             (1,875)
                                             ----------------   ----------------
                                                       21,619             44,882
Equity income of associates                                 -               (242)
Less dividends received from associates                     -                416
                                             ----------------   ----------------
TOTAL OPERATING CASH INFLOW                            21,619             45,056
                                             ================   ================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. ANALYSIS OF CASH FLOWS


                                               Nine months to     Nine months to
                                                September 30,      September 30,
                                                         1998               1999
                                                         L000               L000
                                             ----------------   ----------------
RETURNS ON INVESTMENTS AND SERVICING OF
 FINANCE
Net interest paid                                     (11,455)           (11,437)
Dividends paid to minorities                           (1,253)            (1,559)
                                             ----------------   ----------------
TOTAL RETURNS ON INVESTMENTS AND
 SERVICING OF FINANCE                                 (12,708)           (12,996)
                                             ================   ================

CAPITAL EXPENDITURE AND FINANCIAL
 INVESTMENT
Purchase of property, plant and equipment              (8,603)            (9,286)
Sale of property, plant and equipment                      67                155
                                             ----------------   ----------------
TOTAL CAPITAL EXPENDITURE AND FINANCIAL
 INVESTMENT                                            (8,536)            (9,131)
                                             ================   ================

ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                    (8,702)            (6,511)
Acquisition provision payments                           (581)                 -
Sale of business                                        1,965              3,712
                                             ----------------   ----------------
TOTAL ACQUISITIONS AND DISPOSALS                       (7,318)            (2,799)
                                             ================   ================

FINANCING
Issue/(repayment) of short term debt                   10,992            (16,364)
Issue of ordinary shares                                    -              1,089
Issue of redeemable preference shares                   5,029             18,821
Repayment of other loans                               (2,380)            (8,506)
Cash subscribed by minorities                               -                536
                                             ----------------   ----------------
TOTAL FINANCING                                        13,641             (4,424)
                                             ================   ================




11. ANALYSIS OF NET DEBT


                                                                         Debt issued
                                    At                   Acquisitions     in lieu of           Other                             At
                            January 1,                            and       interest        non-cash        Exchange  September 30,
                                  1999      Cash flow       disposals        payment         changes     adjustments           1999
                                  L000           L000            L000           L000            L000            L000           L000
                          ------------   ------------    ------------   ------------    ------------    ------------   ------------
NET CASH
Cash in hand and at bank        16,772         11,245          (1,601)             -               -             (25)        26,391
                          ------------   ------------    ------------   ------------    ------------    ------------   ------------
DEBT
Debt due within one year       (22,209)        24,870               -              -         (12,755)           (107)       (10,201)
Debt due after one year       (273,564)             -               -         (6,030)         11,232          (5,054)      (273,416)
                          ------------   ------------    ------------   ------------    ------------    ------------   ------------
                              (295,773)        24,870               -         (6,030)         (1,523)         (5,161)      (283,617)
                          ------------   ------------    ------------   ------------    ------------    ------------   ------------
TOTAL NET DEBT                (279,001)        36,115          (1,601)        (6,030)         (1,523)         (5,186)      (257,226)
                          ============   ============    ============   ============    ============    ============   ============


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP

The consolidated financial statements are prepared in conformity with U.K. GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Described below are the material differences between U.K. GAAP and U.S. GAAP affecting the net income/(loss) and shareholders' equity/(deficit) which are set forth in the tables that follow.


GOODWILL AND OTHER INTANGIBLE ASSETS

Under U.K. GAAP, purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10, Goodwill and intangible assets. Purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. Positive goodwill is amortised to nil over equal instalments over its estimated useful life, generally not exceeding 20 years. Under U.S. GAAP, goodwill and identifiable intangibles are capitalised and are written off over their estimated useful lives, generally not exceeding 40 years. U.S. GAAP goodwill and identifiable intangibles are being written off over periods not exceeding 20 years.


REDEEMABLE PREFERENCE SHARES

Under U.K. GAAP, preference shares with mandatory redemption features or redeemable at the option of the security holders would be classified as a component of shareholders' equity. U.S. GAAP requires such redeemable preference shares not to be classified as shareholders' equity.


PENSION COSTS -- DEFINED BENEFIT PLANS

Under U.K. GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees on the basis of a constant percentage of current and estimated future earnings. Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions", requires that pension costs be determined based on a comparison of the projected benefit obligation with the market value of the underlying plan assets and other unrecognised gains and losses assessed on an actuarial basis.

As a result of this difference in methodology, the U.S. GAAP pension expense can be significantly different from that determined under U.K. GAAP and tends to be more sensitive to changing economic conditions.


COMPENSATED ABSENCES

Under U.S. GAAP, compensated absences, being an employee's paid holiday entitlements, are accrued as earned. For companies that do not allow employees to carry compensated absences over from one year to the next, no accrual is required. U.K. GAAP does not require provision to be made.


DEFERRED TAXATION

Under U.K. GAAP, deferred taxation is provided using the liability method to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under U.S. GAAP, deferred taxation is provided on all temporary differences and carryforwards. Deferred tax assets are recognised to the extent that it is more likely than not that they will be realised. Where doubt exists as to whether a deferred tax asset will be realised, an appropriate valuation allowance is established. In addition, deferred taxes on other U.S. GAAP differences is provided.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)

EFFECT OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP AND ADDITIONAL DISCLOSURES

(A) NET INCOME/(LOSS)

                                              Nine months to      Nine months to
                                          September 30, 1998  September 30, 1999
                                                        L000                L000
                                            ----------------    ----------------
NET (LOSS)/INCOME REPORTED UNDER U.K.
 GAAP                                                (16,952)             11,901
Goodwill amortisation                                 (9,749)             (8,836)
Covenants not to compete amortisation                 (9,398)             (9,630)
Pensions                                                 (99)               (159)
Compensated absences                                    (215)               (129)
                                            ----------------    ----------------
NET LOSS IN CONFORMITY WITH U.S. GAAP                (36,413)             (6,853)
                                            ----------------    ----------------
Continuing operations                                (26,753)             (3,978)
Discontinued operation                                (9,660)             (2,875)
                                            ----------------    ----------------
NET LOSS IN CONFORMITY WITH U.S. GAAP                (36,413)             (6,853)
                                            ----------------    ----------------




(B) SHAREHOLDERS' DEFICIT

The approximate effect on shareholders' deficit of material differences between U.K. and U.S. GAAP are as follows:

                                           December 31, 1998  September 30, 1999
                                                        L000                L000
                                            ----------------    ----------------
SHAREHOLDERS' DEFICIT REPORTED UNDER
 U.K. GAAP                                          (221,408)           (195,213)
Goodwill                                             204,136             196,794
Covenants not to compete                               9,286                   -
Redeemable preference shares                         (86,656)           (105,478)
Pensions                                                 994                 835
Compensated absences                                    (686)               (787)
                                            ----------------    ----------------
SHAREHOLDERS' DEFICIT IN CONFORMITY
 WITH U.S. GAAP                                      (94,334)           (103,849)
                                            ----------------    ----------------

The following table reconciles
 shareholders' deficit under U.S. GAAP:

SHAREHOLDERS' DEFICIT AT BEGINNING OF
 PERIOD                                              (46,465)            (94,334)
Issue of shares                                          179               1,089
Net loss for the period                              (45,239)             (6,853)
Exchange adjustments                                  (2,809)             (3,751)
                                            ----------------    ----------------
SHAREHOLDERS' DEFICIT AT END OF PERIOD               (94,334)           (103,849)
                                            ----------------    ----------------


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)

(C) CASH FLOWS

The statements of cash flows prepared in accordance with U.K. GAAP present substantially the same information as that required under U.S. GAAP. Under U.S. GAAP however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under U.S. GAAP, three categories of cash flow activity are reported, those being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Capital expenditure and financial investment, acquisitions and disposals and management of liquid resources would be included as investing activities. The payment of dividends would be included under financing activities under U.S. GAAP.

Set out below is a summary of the statements of cash flows under U.S. GAAP.

                                              Nine months to      Nine months to
                                          September 30, 1998  September 30, 1999
                                                        L000                L000
                                            ----------------    ----------------
Net cash provided by operating
 activities                                            5,236              30,256
Net cash used in investing activities                (17,182)            (13,531)
Net cash provided by/(used in)
 financing activities                                 12,364              (8,337)
                                            ----------------    ----------------
                                                         418               8,388
Effect of exchange rate changes                       (1,842)                (25)
                                            ----------------    ----------------
NET (DECREASE)/INCREASE IN CASH BY
 CONTINUING OPERATIONS                                (1,424)              8,363
                                            ----------------    ----------------
(Decrease)/increase in cash by
 continuing operations                                (1,424)              8,363
Increase in cash by discontinued
 operation                                             1,648               1,256
                                            ----------------    ----------------
                                                         224               9,619
Cash at beginning of period                           25,153              16,772
                                            ----------------    ----------------
CASH AT END OF PERIOD                                 25,377              26,391
                                            ----------------    ----------------




(D) COMPREHENSIVE INCOME

The company has adopted SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. The Company's comprehensive income/(loss) differs from net income only by the amount of the foreign currency exchange adjustments charged to shareholders' deficit for the period. Comprehensive income for the nine months to September 30, 1998 and the nine months to September 30, 1999 is equal to the total recognised gains and losses shown on the consolidated statement of total recognised gains and losses. Accumulated other comprehensive losses were L1.4 million and L8.2 million at September 30, 1998 and September 30, 1999, respectively.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES

Intertek Finance plc ("the Issuer") is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services UK Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the "Guarantor subsidiaries" and, together with the Company, the "Guarantors"). In addition, each of the Guarantor's guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to the Issuer or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

Separate financial statements and other disclosures concerning the Issuer and the Guarantors are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented audited consolidating financial information. The audited consolidating financial information presented below has been segregated between (a) the Issuer, (b) the Guarantors and (c) the non-Guarantor subsidiaries.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

STATEMENTS OF OPERATIONS
Nine months to September 30, 1999


                                                 Intertek                        Non-Guarantor     Consolidation       Consolidated
                                              Finance plc         Guarantors      subsidiaries       adjustments             totals
                                                     L000               L000              L000              L000               L000
                                          ---------------    ---------------   ---------------   ---------------    ---------------
TOTAL GROUP REVENUES                                    -                  -           309,115           (39,596)           269,519
Operating income/(costs)                               90                 63          (268,004)           39,596           (228,255)
Equity income of associated companies                   -                  -               242                 -                242
                                          ---------------    ---------------   ---------------   ---------------    ---------------
OPERATING INCOME                                       90                 63            41,353                 -             41,506
Non-operating exceptional items                         -             (1,226)            3,710                 -              2,484
                                          ---------------    ---------------   ---------------   ---------------    ---------------
INCOME/(LOSS) BEFORE INTEREST                          90             (1,163)           45,063                 -             43,990
Net interest receivable/(payable)                      59            (10,848)          (13,523)                -            (24,312)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
INCOME/(LOSS) BEFORE TAXATION                         149            (12,011)           31,540                 -             19,678
Taxation                                              (18)               969            (6,310)                -             (5,359)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
INCOME/(LOSS) AFTER TAXATION                          131            (11,042)           25,230                 -             14,319
Minority interests                                      -                  -            (2,418)                -             (2,418)
Dividends from/(to) group companies                     -                517              (517)                -                  -
                                          ---------------    ---------------   ---------------   ---------------    ---------------
NET INCOME/(LOSS)                                     131            (10,525)           22,295                 -             11,901
                                          ===============    ===============   ===============   ===============    ===============



STATEMENTS OF OPERATIONS
Three months to September 30, 1999


                                                 Intertek                        Non-Guarantor     Consolidation       Consolidated
                                              Finance plc         Guarantors      subsidiaries       adjustments             totals
                                                     L000               L000              L000              L000               L000
                                          ---------------    ---------------   ---------------   ---------------    ---------------
TOTAL GROUP REVENUES                                    -                  -           100,887           (10,092)            90,795
Operating (costs)/income                              (49)                 6           (90,563)           10,092            (80,514)
Equity income of associated companies                   -                  -                16                 -                 16
                                          ---------------    ---------------   ---------------   ---------------    ---------------
OPERATING (LOSS)/INCOME                               (49)                 6            10,340                 -             10,297
Non-operating exceptional items                         -               (194)              268                 -                 74
                                          ---------------    ---------------   ---------------   ---------------    ---------------
(LOSS)/INCOME BEFORE INTEREST                         (49)              (188)           10,608                 -             10,371
Net interest receivable/(payable)                      22             (3,426)           (4,649)                -             (8,053)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
(LOSS)/INCOME BEFORE TAXATION                         (27)            (3,614)            5,959                 -              2,318
Taxation                                               35                233              (327)                -                (59)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
INCOME/(LOSS) AFTER TAXATION                            8             (3,381)            5,632                 -              2,259
Minority interests                                      -                  -              (895)                -               (895)
Dividends from/(to) group companies                     -                  3                (3)                -                  -
                                          ---------------    ---------------   ---------------   ---------------    ---------------
NET INCOME/(LOSS)                                       8             (3,378)            4,734                 -              1,364
                                          ===============    ===============   ===============   ===============    ===============


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

STATEMENTS OF OPERATIONS
Nine months to September 30, 1998


                                     Intertek Finance                          Non-Guarantor       Consolidation       Consolidated
                                                  plc          Guarantors       subsidiaries         adjustments             totals
                                                 L000                L000               L000                L000               L000
                                     ----------------    ----------------   ----------------    ----------------   ----------------
TOTAL GROUP REVENUES                                -                   -            314,243             (48,059)           266,184
Operating income/(costs)                           66                  92           (298,339)             48,059           (250,122)
Equity income of associated
 companies                                          -                   -               (821)                  -               (821)
                                     ----------------    ----------------   ----------------    ----------------   ----------------
OPERATING INCOME                                   66                  92             15,083                   -             15,241
Non-operating exceptional items                     -                   -             (2,539)                  -             (2,539)
                                     ----------------    ----------------   ----------------    ----------------   ----------------
INCOME BEFORE INTEREST                             66                  92             12,544                   -             12,702
Net interest (payable)/receivable                 (14)            (17,954)            (5,481)                  -            (23,449)
                                     ----------------    ----------------   ----------------    ----------------   ----------------
INCOME/(LOSS) BEFORE TAXATION                      52             (17,862)             7,063                   -            (10,747)
Taxation                                         (103)                611             (4,841)                  -             (4,333)
                                     ----------------    ----------------   ----------------    ----------------   ----------------
(LOSS)/INCOME AFTER TAXATION                      (51)            (17,251)             2,222                   -            (15,080)
Minority interests                                  -                   -             (1,872)                  -             (1,872)
Dividends from/(to) group
 companies                                          -                 169               (169)                  -                  -
                                     ----------------    ----------------   ----------------    ----------------   ----------------
NET (LOSS)/INCOME                                 (51)            (17,082)               181                   -            (16,952)
                                     ================    ================   ================    ================   ================




STATEMENTS OF OPERATIONS
Three months to September 30, 1998


                                     Intertek Finance                          Non-Guarantor       Consolidation       Consolidated
                                                  plc          Guarantors       subsidiaries         adjustments             totals
                                                 L000                L000               L000                L000               L000
                                     ----------------    ----------------   ----------------    ----------------   ----------------
TOTAL GROUP REVENUES                                -                   -            109,982             (17,983)            91,999
Operating income/(costs)                           68                  (4)          (102,558)             17,983            (84,511)
Equity income of associated
 companies                                          -                   -               (167)                  -               (167)
                                     ----------------    ----------------   ----------------    ----------------   ----------------
OPERATING INCOME/(LOSS)                            68                  (4)             7,257                   -              7,321
Non-operating exceptional items                     -                   -                (89)                  -                (89)
                                     ----------------    ----------------   ----------------    ----------------   ----------------
INCOME/(LOSS) BEFORE INTEREST                      68                  (4)             7,168                   -              7,232
Net interest (payable)/receivable                 (56)             (6,106)            (1,744)                  -             (7,906)
                                     ----------------    ----------------   ----------------    ----------------   ----------------
INCOME/(LOSS) BEFORE TAXATION                      12              (6,110)             5,424                   -               (674)
Taxation                                           (2)                210             (1,815)                  -             (1,607)
                                     ----------------    ----------------   ----------------    ----------------   ----------------
INCOME/(LOSS) AFTER TAXATION                       10              (5,900)             3,609                   -             (2,281)
Minority interests                                  -                   -               (559)                  -               (559)
                                     ----------------    ----------------   ----------------    ----------------   ----------------
NET INCOME/(LOSS)                                  10              (5,900)             3,050                   -             (2,840)
                                     ================    ================   ================    ================   ================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

BALANCE SHEETS

September 30, 1999


                                     Intertek Finance                          Non-Guarantor       Consolidation       Consolidated
                                                  plc          Guarantors       subsidiaries         adjustments             totals
                                                 L000                L000               L000                L000               L000
                                     ----------------    ----------------   ----------------    ----------------   ----------------
ASSETS
CURRENT ASSETS
Cash                                                7                (710)            27,094                   -             26,391
Trade receivables                                   -                   -             65,559                   -             65,559
Inventories                                         -                   -              3,512                   -              3,512
Other current assets                          126,512             265,516            260,222            (632,166)            20,084
Deferred taxation asset                             -                   -              1,336                   -              1,336
                                     ----------------    ----------------   ----------------    ----------------   ----------------
TOTAL CURRENT ASSETS                          126,519             264,806            357,723            (632,166)           116,882

Goodwill                                            -                   -             14,552                   -             14,552
Property, plant and equipment,
 net                                                -                   -             47,120                   -             47,120
Investments in subsidiary
 undertakings                                       -             335,054             68,699            (403,753)                 -
Other investments                                   -                   -                546                   -                546
                                     ----------------    ----------------   ----------------    ----------------   ----------------
TOTAL ASSETS                                  126,519             599,860            488,640          (1,035,919)           179,100
                                     ================    ================   ================    ================   ================
LIABILITIES AND SHAREHOLDERS'
 EQUITY/(DEFICIT)
CURRENT LIABILITIES
Borrowings (including current
 portion of long term borrowings)                   -              10,253                (52)                  -             10,201
Accounts payable, accrued
 liabilities and deferred income                6,709             227,825            470,561            (632,166)            72,929
Income taxes payable                              (65)             (4,176)             9,639                   -              5,398
                                     ----------------    ----------------   ----------------    ----------------   ----------------
TOTAL CURRENT LIABILITIES                       6,644             233,902            480,148            (632,166)            88,528

Long term borrowings                          119,640             155,376             (1,600)                  -            273,416
Provisions for liabilities and
 charges                                            -                   -              6,735                   -              6,735
Minority interests                                  -                   -              5,634                   -              5,634
SHAREHOLDERS' EQUITY/(DEFICIT)
Ordinary shares                                    50             104,874            193,188            (297,304)               808
Redeemable preference shares                        -             105,478                  -                   -            105,478
Shares to be issued                                 -               2,793                  -                   -              2,793
Premium in excess of par value                      -              27,239                849             (24,453)             3,635
Retained earnings/(deficit)                       185             (29,802)          (196,314)            (81,996)          (307,927)
                                     ----------------    ----------------   ----------------    ----------------   ----------------
TOTAL SHAREHOLDERS' EQUITY/
 (DEFICIT)                                        235             210,582             (2,277)           (403,753)          (195,213)
                                     ----------------    ----------------   ----------------    ----------------   ----------------
TOTAL LIABILITIES AND
 SHAREHOLDERS'
 EQUITY/(DEFICIT)                             126,519             599,860            488,640          (1,035,919)           179,100
                                     ================    ================   ================    ================   ================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

BALANCE SHEETS
December 31, 1998


                                   Intertek Finance                           Non-Guarantor       Consolidation        Consolidated
                                                plc          Guarantors        subsidiaries         adjustments              totals
                                               L000                L000                L000                L000                L000
                                  -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
CURRENT ASSETS
Cash                                              6              (6,691)             23,457                   -              16,772
Trade receivables                                 -                   -              67,516                   -              67,516
Inventories                                       -                   -               3,662                   -               3,662
Other current assets                        122,087             257,595             216,069            (580,510)             15,241
Deferred taxation asset                           -                   -               1,348                   -               1,348
                                  -----------------   -----------------   -----------------   -----------------   -----------------
TOTAL CURRENT ASSETS                        122,093             250,904             312,052            (580,510)            104,539
Goodwill                                          -                   -              13,074                   -              13,074
Property, plant and equipment,
 net                                              -                   -              45,951                   -              45,951
Investments in subsidiary
 undertakings                                     -             332,581              71,226            (403,807)                  -
Other investments                                 -                   -                 231                   -                 231
                                  -----------------   -----------------   -----------------   -----------------   -----------------
TOTAL ASSETS                                122,093             583,485             442,534            (984,317)            163,795
                                  =================   =================   =================   =================   =================
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES
Borrowings (including current
 portion of long term
 borrowings)                                      -              21,154               1,055                   -              22,209
Accounts payable, accrued
 liabilities and deferred
 income                                       5,723             204,430             441,309            (580,510)             70,952
Income taxes payable                            (83)             (3,119)              8,570                   -               5,368
                                  -----------------   -----------------   -----------------   -----------------   -----------------
TOTAL CURRENT LIABILITIES                     5,640             222,465             450,934            (580,510)             98,529
Long term borrowings                        116,257             159,205              (1,898)                  -             273,564
Provisions for liabilities and
 charges                                          -                   -               8,518                   -               8,518
Minority interests                                -                   -               4,592                   -               4,592
SHAREHOLDERS' EQUITY/(DEFICIT)
Ordinary shares                                  50             100,962             196,398            (297,074)                336
Redeemable preference shares                      -              86,657                   -                   -              86,657
Shares to be issued                               -               2,793                   -                   -               2,793
Premium in excess of par value                    -              26,702                 761             (24,445)              3,018
Retained earnings/(deficit)                     146             (15,299)           (216,771)            (82,288)           (314,212)
                                  -----------------   -----------------   -----------------   -----------------   -----------------
TOTAL SHAREHOLDERS' EQUITY/
 (DEFICIT)                                      196             201,815             (19,612)           (403,807)           (221,408)
                                  -----------------   -----------------   -----------------   -----------------   -----------------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY/
 (DEFICIT)                                  122,093             583,485             442,534            (984,317)            163,795
                                  =================   =================   =================   =================   =================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

STATEMENTS OF CASH FLOWS
Nine months to September 30, 1999


                                                          Intertek                   Non-Guarantor    Consolidation    Consolidated
                                                       Finance plc      Guarantors    subsidiaries      adjustments          totals
                                                              L000            L000            L000             L000            L000
                                                     -------------   -------------   -------------    -------------   -------------
Total operating cash (outflow)/inflow                         (120)         (1,143)         46,319                -          45,056
Returns on investments and servicing of finance              2,237            (147)        (15,086)               -         (12,996)
Taxation                                                         -             (94)         (4,367)               -          (4,461)
Capital expenditure and financial investment                     -               -          (9,131)               -          (9,131)
Acquisitions and disposals                                       -          (1,314)         (1,485)               -          (2,799)
                                                     -------------   -------------   -------------    -------------   -------------
CASH INFLOW/(OUTFLOW) BEFORE FINANCING                       2,117          (2,698)         16,250                -          15,669
Financing                                                   (2,116)          8,686         (10,994)               -          (4,424)
                                                     -------------   -------------   -------------    -------------   -------------
INCREASE IN CASH IN THE PERIOD                                   1           5,988           5,256                -          11,245
                                                     -------------   -------------   -------------    -------------   -------------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN
 NET DEBT
INCREASE IN CASH IN THE PERIOD                                   1           5,988           5,256                -          11,245
Cash inflow from increase in debt                                -          22,875           1,995                -          24,870
                                                     -------------   -------------   -------------    -------------   -------------
Change in net debt resulting from cash flows                     1          28,863           7,251                -          36,115
Debt issued in lieu of interest payment                          -          (6,030)              -                -          (6,030)
Acquisitions and disposals                                       -               -          (1,601)               -          (1,601)
Other non-cash movements                                      (436)            213          (1,300)               -          (1,523)
Exchange movements                                          (2,947)         (2,335)             96                -          (5,186)
                                                     -------------   -------------   -------------    -------------   -------------
MOVEMENT IN NET DEBT IN THE PERIOD                          (3,382)         20,711           4,446                -          21,775
NET DEBT AT THE START OF THE PERIOD                       (116,251)       (187,050)         24,300                -        (279,001)
                                                     -------------   -------------   -------------    -------------   -------------
NET DEBT AT THE END OF THE PERIOD                         (119,633)       (166,339)         28,746                -        (257,226)
                                                     =============   =============   =============    =============   =============


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

STATEMENTS OF CASH FLOWS

Nine months to September 30, 1998


                                                          Intertek                   Non-Guarantor    Consolidation    Consolidated
                                                       Finance plc      Guarantors    subsidiaries      adjustments          totals
                                                              L000            L000            L000             L000            L000
                                                     -------------   -------------   -------------    -------------   -------------
Total operating cash (outflow)/inflow                       (2,006)         (6,063)         29,688                -          21,619
Returns on investments and servicing of finance              1,946          (7,645)         (7,009)               -         (12,708)
Taxation                                                        61             880          (5,408)               -          (4,467)
Capital expenditure and financial investment                     -               -          (8,536)               -          (8,536)
Acquisitions and disposals                                       -          (1,133)         (6,185)               -          (7,318)
                                                     -------------   -------------   -------------    -------------   -------------
CASH INFLOW/(OUTFLOW) BEFORE FINANCING                           1         (13,961)          2,550                -         (11,410)
Financing                                                        -          13,414             227                -          13,641
                                                     -------------   -------------   -------------    -------------   -------------
INCREASE/(DECREASE) IN CASH IN THE PERIOD                        1            (547)          2,777                -           2,231
                                                     -------------   -------------   -------------    -------------   -------------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN
 NET DEBT
INCREASE/(DECREASE) IN CASH IN THE PERIOD                        1            (547)          2,777                -           2,231
Cash (outflow)/inflow from increase in debt                      -          (8,385)              -                -          (8,385)
                                                     -------------   -------------   -------------    -------------   -------------
Change in net debt resulting from cash flows                     1          (8,932)          2,777                -          (6,154)
Debt issued in lieu of interest payment                          -          (5,097)              -                -          (5,097)
Other non-cash movements                                      (352)         (1,266)           (765)               -          (2,383)
Exchange movements                                           2,145           3,272          (2,014)               -           3,403
                                                     -------------   -------------   -------------    -------------   -------------
MOVEMENT IN NET DEBT IN THE PERIOD                           1,794         (12,023)             (2)               -         (10,231)
NET DEBT AT THE START OF THE PERIOD                       (116,502)       (160,449)         24,800                -        (252,151)
                                                     -------------   -------------   -------------    -------------   -------------
NET DEBT AT THE END OF THE PERIOD                         (114,708)       (172,472)         24,798                -        (262,382)
                                                     =============   =============   =============    =============   =============


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

STATEMENTS OF OPERATIONS

Nine months to September 30, 1999


                                                    Intertek                    Kite               Intertek     Testing
                                                     Testing     Testing    Overseas        ITS     Testing    Holdings     Yickson
                                                    Services    Holdings    Holdings    Holding    Services      Sweden Enterprises
                                                         Ltd     USA Inc          BV    Limited      UK Ltd          AB     Limited
                                                        L000        L000        L000       L000        L000        L000        L000
                                                    --------    --------    --------   --------    --------    --------    --------
REVENUES FROM CONTINUING OPERATIONS                        -           -           -          -           -           -           -
Operating income/(costs)                                 109           -         (11)         -         (21)          -         (11)
                                                    --------    --------    --------   --------    --------    --------    --------
OPERATING INCOME/(LOSS) FROM CONTINUING OPERATIONS       109           -         (11)         -         (21)          -         (11)
Non-operating exceptional items                       (1,226)          -           -          -           -           -           -
                                                    --------    --------    --------   --------    --------    --------    --------
LOSS BEFORE INTEREST                                  (1,117)          -         (11)         -         (21)          -         (11)
Net interest (payable)/receivable                     (5,528)       (529)       (250)         9      (2,459)     (1,563)        (93)
                                                    --------    --------    --------   --------    --------    --------    --------
(LOSS)/INCOME BEFORE TAXATION                         (6,645)       (529)       (261)         9      (2,480)     (1,563)       (104)
Taxation                                                   -         249           -         (4)        738           -         (14)
                                                    --------    --------    --------   --------    --------    --------    --------
(LOSS)/INCOME AFTER TAXATION                          (6,645)       (280)       (261)         5      (1,742)     (1,563)       (118)
Dividends from group companies                             -         517           -          -           -           -           -
                                                    --------    --------    --------   --------    --------    --------    --------
NET (LOSS)/INCOME                                     (6,645)        237        (261)         5      (1,742)     (1,563)       (118)
                                                    ========    ========    ========   ========    ========    ========    ========



                                                       Testing    Testing
                                                      Holdings   Holdings     Guarantor
                                                        France    Germany  subsidiaries
                                                          EURL       GmbH         Total
                                                          L000       L000          L000
                                                      --------   --------       -------
REVENUES FROM CONTINUING OPERATIONS                          -          -             -
Operating income/(costs)                                    (3)         -            63
                                                      --------   --------       -------
OPERATING INCOME/(LOSS) FROM CONTINUING OPERATIONS          (3)         -            63
Non-operating exceptional items                              -          -        (1,226)
                                                      --------   --------      --------
LOSS BEFORE INTEREST                                        (3)         -        (1,163)
Net interest (payable)/receivable                          (94)      (341)      (10,848)
                                                      --------   --------      --------
(LOSS)/INCOME BEFORE TAXATION                              (97)      (341)      (12,011)
Taxation                                                     -          -           969
                                                      --------   --------      --------
(LOSS)/INCOME AFTER TAXATION                               (97)      (341)      (11,042)
Dividends from group companies                               -          -           517
                                                      --------   --------      --------
NET (LOSS)/INCOME                                          (97)      (341)      (10,525)
                                                      ========   ========      ========


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


STATEMENTS OF OPERATIONS

Three months to September 30, 1999


                                                   Intertek                    Kite               Intertek     Testing
                                                    Testing     Testing    Overseas        ITS     Testing    Holdings      Yickson
                                                   Services    Holdings    Holdings    Holding    Services      Sweden  Enterprises
                                                        Ltd     USA Inc          BV    Limited      UK Ltd          AB      Limited
                                                       L000        L000        L000       L000        L000        L000         L000
                                                    --------    --------    --------   --------    --------    --------    --------
REVENUES FROM CONTINUING OPERATIONS                        -           -           -          -           -           -           -
Operating (costs)/income                                  (2)          -          (3)         -          15           -          (2)
                                                    --------    --------    --------   --------    --------    --------    --------
OPERATING (LOSS)/INCOME FROM CONTINUING OPERATIONS        (2)          -          (3)         -          15           -          (2)
Non-operating exceptional items                         (194)          -           -          -           -           -           -
                                                    --------    --------    --------   --------    --------    --------    --------
(LOSS)/INCOME BEFORE INTEREST                           (196)          -          (3)         -          15           -          (2)
Net interest (payable)/receivable                     (1,602)       (258)        (90)        (3)       (804)       (505)        (23)
                                                    --------    --------    --------   --------    --------    --------    --------
(LOSS)/INCOME BEFORE TAXATION                         (1,798)       (258)        (93)        (3)       (789)       (505)        (25)
Taxation                                                   -           1           -          2         231           -          (3)
                                                    --------    --------    --------   --------    --------    --------    --------
(LOSS)/INCOME AFTER TAXATION                          (1,798)       (257)        (93)        (1)       (558)       (505)        (28)
Dividends from group companies                             -           3           -          -           -           -           -
                                                    --------    --------    --------   --------    --------    --------    --------
NET (LOSS)/INCOME                                     (1,798)       (254)        (93)        (1)       (558)       (505)        (28)
                                                    ========    ========    ========   ========    ========    ========    ========



                                                       Testing    Testing
                                                      Holdings   Holdings     Guarantor
                                                        France    Germany  subsidiaries
                                                          EURL       GmbH         Total
                                                          L000       L000          L000
                                                      --------   --------      --------
REVENUES FROM CONTINUING OPERATIONS                          -          -             -
Operating (costs)/income                                    (2)         -             6
                                                      --------   --------      --------
OPERATING (LOSS)/INCOME FROM CONTINUING OPERATIONS          (2)         -             6
Non-operating exceptional items                              -          -          (194)
                                                      --------   --------      --------
(LOSS)/INCOME BEFORE INTEREST                               (2)         -          (188)
Net interest (payable)/receivable                          (32)      (109)       (3,426)
                                                      --------   --------      --------
(LOSS)/INCOME BEFORE TAXATION                              (34)      (109)       (3,614)
Taxation                                                     -          2           233
                                                      --------   --------      --------
(LOSS)/INCOME AFTER TAXATION                               (34)      (107)       (3,381)
Dividends from group companies                               -          -             3
                                                      --------   --------      --------
NET (LOSS)/INCOME                                          (34)      (107)       (3,378)
                                                      ========   ========      ========


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

STATEMENTS OF OPERATIONS

Nine months to September 30, 1998


                                                    Intertek                   Kite                Intertek                 Yickson
                                                     Testing     Testing   Overseas         ITS     Testing     Testing      Enter-
                                                    Services    Holdings   Holdings     Holding    Services    Holdings      prises
                                                         Ltd     USA Inc         BV     Limited      UK Ltd   Sweden AB     Limited
                                                        L000        L000       L000        L000        L000        L000        L000
                                                   ---------   ---------  ---------   ---------   ---------   ---------   ---------
REVENUES FROM CONTINUING OPERATIONS                        -           -          -           -           -           -           -
Operating income/(costs)                                  75           -          7          (6)         30          (5)         (9)
                                                   ---------   ---------  ---------   ---------   ---------   ---------   ---------
OPERATING INCOME/(LOSS) FROM CONTINUING OPERATIONS        75           -          7          (6)         30          (5)         (9)
Net interest (payable)/receivable                     (5,403)     (7,669)      (166)         15      (2,763)     (1,545)         (2)
                                                   ---------   ---------  ---------   ---------   ---------   ---------   ---------
(LOSS)/INCOME BEFORE TAXATION                         (5,328)     (7,669)      (159)          9      (2,733)     (1,550)        (11)
Taxation                                                  (8)       (103)         -          (4)        742           -           -
                                                   ---------   ---------  ---------   ---------   ---------   ---------   ---------
(LOSS)/INCOME AFTER TAXATION                          (5,336)     (7,772)      (159)          5      (1,991)     (1,550)        (11)
Dividends from group companies                             -         169          -           -           -           -           -
                                                   ---------   ---------  ---------   ---------   ---------   ---------   ---------
NET (LOSS)/INCOME                                     (5,336)     (7,603)      (159)          5      (1,991)     (1,550)        (11)
                                                   =========   =========  =========   =========   =========   =========   =========



                                                      Testing     Testing   Guarantor
                                                     Holdings    Holdings        sub-
                                                       France     Germany   sidiaries
                                                         EURL        GmbH       Total
                                                         L000        L000        L000
                                                    ---------   ---------   ---------
REVENUES FROM CONTINUING OPERATIONS                         -           -           -
Operating income/(costs)                                    -           -          92
                                                    ---------   ---------   ---------
OPERATING INCOME/(LOSS) FROM CONTINUING OPERATIONS          -           -          92
Net interest (payable)/receivable                         (45)       (376)    (17,954)
                                                    ---------   ---------   ---------
(LOSS)/INCOME BEFORE TAXATION                             (45)       (376)    (17,862)
Taxation                                                  (16)          -         611
                                                    ---------   ---------   ---------
(LOSS)/INCOME AFTER TAXATION                              (61)       (376)    (17,251)
Dividends from group companies                              -           -         169
                                                    ---------   ---------   ---------
NET (LOSS)/INCOME                                         (61)       (376)    (17,082)
                                                    =========   =========   =========



STATEMENTS OF OPERATIONS
Three months to September 30, 1998


                                                    Intertek                   Kite                Intertek                 Yickson
                                                     Testing     Testing   Overseas         ITS     Testing     Testing      Enter-
                                                    Services    Holdings   Holdings     Holding    Services    Holdings      prises
                                                         Ltd     USA Inc         BV     Limited      UK Ltd   Sweden AB     Limited
                                                        L000        L000       L000        L000        L000        L000        L000
                                                   ---------   ---------  ---------   ---------   ---------   ---------   ---------
REVENUES FROM CONTINUING OPERATIONS                        -           -          -           -           -           -           -
Operating (costs)/income                                 (28)          -          3          (5)         30          (1)         (3)
                                                   ---------   ---------  ---------   ---------   ---------   ---------   ---------
OPERATING (LOSS)/INCOME FROM CONTINUING OPERATIONS       (28)          -          3          (5)         30          (1)         (3)
Net interest (payable)/receivable                     (1,822)     (2,332)       (78)         35        (925)       (766)        (33)
                                                   ---------   ---------  ---------   ---------   ---------   ---------   ---------
(LOSS)/INCOME BEFORE TAXATION                         (1,850)     (2,332)       (75)         30        (895)       (767)        (36)
Taxation                                                  (8)          -          -         (14)        228           -           4
                                                   ---------   ---------  ---------   ---------   ---------   ---------   ---------
NET (LOSS)/INCOME                                     (1,858)     (2,332)       (75)         16        (667)       (767)        (32)
                                                   =========   =========  =========   =========   =========   =========   =========



                                                      Testing     Testing   Guarantor
                                                     Holdings    Holdings        sub-
                                                       France     Germany   sidiaries
                                                         EURL        GmbH       Total
                                                         L000        L000        L000
                                                    ---------   ---------   ---------
REVENUES FROM CONTINUING OPERATIONS                         -           -           -
Operating (costs)/income                                    -           -          (4)
                                                    ---------   ---------   ---------
OPERATING (LOSS)/INCOME FROM CONTINUING OPERATIONS          -           -          (4)
Net interest (payable)/receivable                         (15)       (170)     (6,106)
                                                    ---------   ---------   ---------
(LOSS)/INCOME BEFORE TAXATION                             (15)       (170)     (6,110)
Taxation                                                    -           -         210
                                                    ---------   ---------   ---------
NET (LOSS)/INCOME                                         (15)       (170)     (5,900)
                                                    =========   =========   =========


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

BALANCE SHEETS

September 30, 1999


                                                                Intertek                    Kite               Intertek     Testing
                                                                 Testing     Testing    Overseas        ITS     Testing    Holdings
                                                                Services    Holdings    Holdings    Holding    Services      Sweden
                                                                     Ltd     USA Inc          BV    Limited      UK Ltd          AB
                                                                    L000        L000        L000       L000        L000        L000
                                                               ---------   ---------  ---------   ---------   ---------   ---------
ASSETS
CURRENT ASSETS
Cash                                                              (1,487)          -          6         761           3           1
Other current assets                                              71,592      95,733      1,987       3,833           -       4,342
                                                               ---------   ---------  ---------   ---------   ---------   ---------
TOTAL CURRENT ASSETS                                              70,105      95,733      1,993       4,594           3       4,343
Investments in subsidiary undertakings                           129,808      97,949      5,454       3,757      64,418      24,466
                                                               ---------   ---------  ---------   ---------   ---------   ---------
TOTAL ASSETS                                                     199,913     193,682      7,447       8,351      64,421      28,809
                                                               =========   =========  =========   =========   =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Borrowings (including current portion of long term borrowings)       (88)          -        248         440       1,020         400
Accounts payable, accrued liabilities and deferred income         43,641      99,312      3,580       1,717      19,294       5,251
Income taxes (receivable)/payable                                 (1,148)       (852)         -           9      (2,021)          -
                                                               ---------   ---------  ---------   ---------   ---------   ---------
TOTAL CURRENT LIABILITIES                                         42,405      98,460      3,828       2,166      18,293       5,651
Long term borrowings                                              65,122           -      3,128       2,878      31,820      20,515
SHAREHOLDERS' EQUITY
Ordinary shares                                                      808      95,179      1,332       3,720           -       1,812
Redeemable preference shares                                     105,478           -          -           -           -           -
Shares to be issued                                                2,793           -          -           -           -           -
Premium in excess of par value                                     3,635           -          -           -      22,709           -
Retained (deficit)/earnings                                      (20,328)         43       (841)       (413)     (8,401)        831
                                                               ---------   ---------  ---------   ---------   ---------   ---------
TOTAL SHAREHOLDERS' EQUITY                                        92,386      95,222        491       3,307      14,308       2,643
                                                               ---------   ---------  ---------   ---------   ---------   ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       199,913     193,682      7,447       8,351      64,421      28,809
                                                               =========   =========  =========   =========   =========   =========



                                                                               Testing     Testing   Guarantor
                                                                    Yickson   Holdings    Holdings        sub-
                                                                Enterprises     France     Germany   sidiaries
                                                                    Limited       EURL        GmbH       Total
                                                                       L000       L000        L000        L000
                                                                  ---------  ---------   ---------   ---------
ASSETS
CURRENT ASSETS
Cash                                                                      6          -           -        (710)
Other current assets                                                 87,359        670           -     265,516
                                                                  ---------  ---------   ---------   ---------
TOTAL CURRENT ASSETS                                                 87,365        670           -     264,806
Investments in subsidiary undertakings                                    -      3,446       5,756     335,054
                                                                  ---------  ---------   ---------   ---------
TOTAL ASSETS                                                         87,365      4,116       5,756     599,860
                                                                  =========  =========   =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Borrowings (including current portion of long term borrowings)        8,233          -           -      10,253
Accounts payable, accrued liabilities and deferred income            51,860      2,810         360     227,825
Income taxes (receivable)/payable                                         6        (17)       (153)     (4,176)
                                                                  ---------  ---------   ---------   ---------
TOTAL CURRENT LIABILITIES                                            60,099      2,793         207     233,902
Long term borrowings                                                 27,214          -       4,699     155,376
SHAREHOLDERS' EQUITY
Ordinary shares                                                           -        861       1,162     104,874
Redeemable preference shares                                              -          -           -     105,478
Shares to be issued                                                       -          -           -       2,793
Premium in excess of par value                                           50          -         845      27,239
Retained (deficit)/earnings                                               2        462      (1,157)    (29,802)
                                                                  ---------  ---------   ---------   ---------
TOTAL SHAREHOLDERS' EQUITY                                               52      1,323         850     210,582
                                                                  ---------  ---------   ---------   ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           87,365      4,116       5,756     599,860
                                                                  =========  =========   =========   =========


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

BALANCE SHEETS

December 31, 1998


                                                                Intertek                   Kite                Intertek     Testing
                                                                 Testing     Testing   Overseas         ITS     Testing    Holdings
                                                                Services    Holdings   Holdings     Holding    Services      Sweden
                                                                     Ltd     USA Inc         BV     Limited      UK Ltd          AB
                                                                    L000        L000       L000        L000        L000        L000
                                                               ---------   ---------  ---------   ---------   ---------   ---------
ASSETS
CURRENT ASSETS
Cash                                                              (6,824)          -        123           1           3           1
Other current assets                                              72,775      92,703      1,856       4,042         576       4,342
                                                               ---------   ---------  ---------   ---------   ---------   ---------
TOTAL CURRENT ASSETS                                              65,951      92,703      1,979       4,043         579       4,343
Investments in subsidiary undertakings                           128,624      95,617      5,983       3,510      64,418      24,466
                                                               ---------   ---------  ---------   ---------   ---------   ---------
TOTAL ASSETS                                                     194,575     188,320      7,962       7,553      64,997      28,809
                                                               =========   =========  =========   =========   =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Borrowings (including current portion of long term borrowings)    16,333           -        260         232       1,629         383
Accounts payable, accrued liabilities and deferred income         38,458      96,133      3,295       1,197      13,621       3,423
Income taxes (receivable)/payable                                 (1,148)       (536)         -           4      (1,283)          -
                                                               ---------   ---------  ---------   ---------   ---------   ---------
TOTAL CURRENT LIABILITIES                                         53,643      95,597      3,555       1,433      13,967       3,806
Long term borrowings                                              57,568           -      3,595       3,174      34,899      20,819
SHAREHOLDERS' EQUITY
Ordinary shares                                                      336      92,913      1,463       3,476           -       1,812
Redeemable preference shares                                      86,657           -          -           -           -           -
Shares to be issued                                                2,793           -          -           -           -           -
Premium in excess of par value                                     3,018           -          -           -      22,709           -
Retained (deficit)/earnings                                       (9,440)       (190)      (651)       (530)     (6,578)      2,372
                                                               ---------   ---------  ---------   ---------   ---------   ---------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                              83,364      92,723        812       2,946      16,131       4,184
                                                               ---------   ---------  ---------   ---------   ---------   ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       194,575     188,320      7,962       7,553      64,997      28,809
                                                               =========   =========  =========   =========   =========   =========



                                                                               Testing     Testing   Guarantor
                                                                    Yickson   Holdings    Holdings        sub-
                                                                Enterprises     France     Germany   sidiaries
                                                                    Limited       EURL        GmbH       Total
                                                                       L000       L000        L000        L000
                                                                  ---------  ---------   ---------   ---------
ASSETS
CURRENT ASSETS
Cash                                                                      5          -           -      (6,691)
Other current assets                                                 80,514        787           -     257,595
                                                                  ---------  ---------   ---------   ---------
TOTAL CURRENT ASSETS                                                 80,519        787           -     250,904
Investments in subsidiary undertakings                                    -      3,652       6,311     332,581
                                                                  ---------  ---------   ---------   ---------
TOTAL ASSETS                                                         80,519      4,439       6,311     583,485
                                                                  =========  =========   =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Borrowings (including current portion of long term borrowings)        2,317          -           -      21,154
Accounts payable, accrued liabilities and deferred income            44,095      2,887       1,321     204,430
Income taxes (receivable)/payable                                        12          -        (168)     (3,119)
                                                                  ---------  ---------   ---------   ---------
TOTAL CURRENT LIABILITIES                                            46,424      2,887       1,153     222,465
Long term borrowings                                                 33,983          -       5,167     159,205
SHAREHOLDERS' EQUITY
Ordinary shares                                                           -        944          18     100,962
Redeemable preference shares                                              -          -           -      86,657
Shares to be issued                                                       -          -           -       2,793
Premium in excess of par value                                           49          -         926      26,702
Retained (deficit)/earnings                                              63        608        (953)    (15,299)
                                                                  ---------  ---------   ---------   ---------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                                    112      1,552          (9)    201,815
                                                                  ---------  ---------   ---------   ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           80,519      4,439       6,311     583,485
                                                                  =========  =========   =========   =========


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

STATEMENTS OF CASH FLOWS

Nine months to September 30, 1999


                                                                Intertek                   Kite                Intertek     Testing
                                                                 Testing     Testing   Overseas         ITS     Testing    Holdings
                                                                Services    Holdings   Holdings     Holding    Services      Sweden
                                                                     Ltd     USA Inc         BV     Limited      UK Ltd          AB
                                                                    L000        L000       L000        L000        L000        L000
                                                               ---------   ---------  ---------   ---------   ---------   ---------
Total operating cash (outflow)/inflow                             (1,640)          -         (4)         (2)        522           -
Returns on investments and servicing of finance                     (160)        651       (200)        663      (1,558)       (815)
Taxation                                                               -         (57)         -           -           -           -
Acquisitions                                                      (1,184)          -         (8)          -           -           -
                                                               ---------   ---------  ---------   ---------   ---------   ---------
CASH (OUTFLOW)/INFLOW BEFORE FINANCING                            (2,984)        594       (212)        661      (1,036)       (815)
Financing                                                          8,321        (594)       103          98       1,036         815
                                                               ---------   ---------  ---------   ---------   ---------   ---------
INCREASE/(DECREASE) IN CASH                                        5,337           -       (109)        759           -           -
                                                               ---------   ---------  ---------   ---------   ---------   ---------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
INCREASE/(DECREASE) IN CASH                                        5,337           -       (109)        759           -           -
Cash inflow from increase in debt                                 16,277           -        148         215       4,564         228
                                                               ---------   ---------  ---------   ---------   ---------   ---------
Change in net debt resulting from cash flows                      21,614           -         39         974       4,564         228
Debt issued in lieu of interest payment                           (6,030)          -          -           -           -           -
Other non-cash movements                                              88           -         (6)        (37)         97          59
Exchange adjustments                                              (1,468)          -        329         (89)       (973)          -
                                                               ---------   ---------  ---------   ---------   ---------   ---------
Movement in net debt in the period                                14,204           -        362         848       3,688         287
Net debt at start of period                                      (80,725)          -     (3,732)     (3,405)    (36,525)    (21,201)
                                                               ---------   ---------  ---------   ---------   ---------   ---------
NET DEBT AT END OF PERIOD                                        (66,521)          -     (3,370)     (2,557)    (32,837)    (20,914)
                                                               =========   =========  =========   =========   =========   =========



                                                                               Testing     Testing   Guarantor
                                                                    Yickson   Holdings    Holdings        sub-
                                                                Enterprises     France     Germany   sidiaries
                                                                    Limited       EURL        GmbH       Total
                                                                       L000       L000        L000        L000
                                                                  ---------  ---------   ---------   ---------
Total operating cash (outflow)/inflow                                   (12)        (5)         (2)     (1,143)
Returns on investments and servicing of finance                       1,301        (29)          -        (147)
Taxation                                                                (20)       (17)          -         (94)
Acquisitions                                                              -       (122)          -      (1,314)
                                                                  ---------  ---------   ---------   ---------
CASH (OUTFLOW)/INFLOW BEFORE FINANCING                                1,269       (173)         (2)     (2,698)
Financing                                                            (1,268)       173           2       8,686
                                                                  ---------  ---------   ---------   ---------
INCREASE/(DECREASE) IN CASH                                               1          -           -       5,988
                                                                  ---------  ---------   ---------   ---------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
INCREASE/(DECREASE) IN CASH                                               1          -           -       5,988
Cash inflow from increase in debt                                     1,443          -           -      22,875
                                                                  ---------  ---------   ---------   ---------
Change in net debt resulting from cash flows                          1,444          -           -      28,863
Debt issued in lieu of interest payment                                   -          -           -      (6,030)
Other non-cash movements                                                 (1)         -          13         213
Exchange adjustments                                                   (589)         -         455      (2,335)
                                                                  ---------  ---------   ---------   ---------
Movement in net debt in the period                                      854          -         468      20,711
Net debt at start of period                                         (36,295)         -      (5,167)   (187,050)
                                                                  ---------  ---------   ---------   ---------
NET DEBT AT END OF PERIOD                                           (35,441)         -      (4,699)   (166,339)
                                                                  =========  =========   =========   =========


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


STATEMENTS OF CASH FLOWS

Nine months to September 30, 1998


                                                           Intertek                   Kite                Intertek
                                                            Testing     Testing   Overseas         ITS     Testing     Testing
                                                           Services    Holdings   Holdings     Holding    Services    Holdings
                                                                Ltd     USA Inc         BV     Limited      UK Ltd   Sweden AB
                                                               L000        L000       L000        L000        L000        L000
                                                          ---------   ---------  ---------   ---------   ---------   ---------
Total operating cash (outflow)/inflow                       (17,465)      6,827      1,360         127       2,248       1,155
Returns on investments and servicing of finance                 412      (6,865)      (122)         (3)     (1,681)       (943)
Taxation                                                        489          38         32           -         280           -
Capital expenditure and financial investment                     (9)          -     (1,124)          -           -           -
                                                          ---------   ---------  ---------   ---------   ---------   ---------
CASH (OUTFLOW)/INFLOW BEFORE FINANCING                      (16,573)          -        146         124         847         212
Financing                                                    16,021           -       (142)       (124)       (848)       (211)
                                                          ---------   ---------  ---------   ---------   ---------   ---------
(DECREASE)/INCREASE IN CASH                                    (552)          -          4           -          (1)          1
                                                          ---------   ---------  ---------   ---------   ---------   ---------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
(DECREASE)/INCREASE IN CASH                                    (552)          -          4           -          (1)          1
Cash (outflow)/inflow from increase in debt                 (10,992)          -        142         124         848         211
                                                          ---------   ---------  ---------   ---------   ---------   ---------
Change in net debt resulting from cash flows                (11,544)          -        146         124         847         212
Debt issued in lieu of interest payment                      (5,097)          -          -           -           -           -
Other non-cash movements                                        (82)          -        (42)       (233)       (289)       (184)
Exchange adjustments                                            976           -       (143)        243         699         835
                                                          ---------   ---------  ---------   ---------   ---------   ---------
Movement in net debt in the period                          (15,747)          -        (39)        134       1,257         863
Net debt at start of period                                 (51,350)          -     (3,863)     (3,609)    (38,122)    (22,374)
                                                          ---------   ---------  ---------   ---------   ---------   ---------
NET DEBT AT END OF PERIOD                                   (67,097)          -     (3,902)     (3,475)    (36,865)    (21,511)
                                                          =========   =========  =========   =========   =========   =========



                                                            Yickson    Testing     Testing   Guarantor
                                                             Enter-   Holdings    Holdings        sub-
                                                             prises     France     Germany   sidiaries
                                                            Limited       EURL        GmbH       Total
                                                               L000       L000        L000        L000
                                                          ---------  ---------   ---------   ---------
Total operating cash (outflow)/inflow                          (524)        13         196      (6,063)
Returns on investments and servicing of finance               1,807        (54)       (196)     (7,645)
Taxation                                                          -         41           -         880
Capital expenditure and financial investment                      -          -           -      (1,133)
                                                          ---------  ---------   ---------   ---------
CASH (OUTFLOW)/INFLOW BEFORE FINANCING                        1,283          -           -     (13,961)
Financing                                                    (1,282)         -           -      13,414
                                                          ---------  ---------   ---------   ---------
(DECREASE)/INCREASE IN CASH                                       1          -           -        (547)
                                                          ---------  ---------   ---------   ---------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
(DECREASE)/INCREASE IN CASH                                       1          -           -        (547)
Cash (outflow)/inflow from increase in debt                   1,282          -           -      (8,385)
                                                          ---------  ---------   ---------   ---------
Change in net debt resulting from cash flows                  1,283          -           -      (8,932)
Debt issued in lieu of interest payment                           -          -           -      (5,097)
Other non-cash movements                                       (373)         -         (63)     (1,266)
Exchange adjustments                                            828          -        (166)      3,272
                                                          ---------  ---------   ---------   ---------
Movement in net debt in the period                            1,738          -        (229)    (12,023)
Net debt at start of period                                 (36,398)         -      (4,733)   (160,449)
                                                          ---------  ---------   ---------   ---------
NET DEBT AT END OF PERIOD                                   (34,660)         -      (4,962)   (172,472)
                                                          =========  =========   =========   =========


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)


By: /s/ WILLIAM SPENCER
    -------------------

Name:   William Spencer
Title:  Director
Date:   November 16, 1999